UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 22, 2023

Commission File Number: 001-31909

ASPEN INSURANCE HOLDINGS LIMITED

(Translation of registrant’s name into English)

141 Front Street
Hamilton HM 19
Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

This report on Form 6-K, except for any information contained on any websites linked or documents referred to in this report, shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-272650) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ASPEN INSURANCE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As at June 30, 2023 and December 31, 2022
($ in millions, except share and per share amounts)

	As at June 30, 2023	As at December 31, 2022
ASSETS
Fixed income maturities, available for sale (amortized cost — 2023: $4,231.2 and 2022: $4,131.3 net of allowance for expected credit losses 2023: $4.0 and 2022: $7.7)	$3,908.2	$3,788.6
Fixed income maturities, trading at fair value (amortized cost — 2023: $1,552.7 and 2022: $1,576.7)	1,478.5	1,475.5
Short-term investments, available for sale (amortized cost — 2023: $169.3 and 2022: $52.4)	169.3	52.0
Short-term investments, trading at fair value (amortized cost — 2023: $11.0 and 2022: $6.3)	11.0	6.3
Catastrophe bonds, trading at fair value (amortized cost — 2023: $2.4 and 2022: $5.1)	2.4	2.9
Privately-held investments, trading at fair value (amortized cost — 2023: $496.1 and 2022: $537.7) (1)	482.4	533.0
Investments, equity method	7.0	6.2
Other investments, at fair value (2)	213.4	221.3
Total investments	6,272.2	6,085.8
Cash and cash equivalents (including cash within consolidated variable interest entities of — 2023: $11.4 and 2022: $65.7) (3)	1,061.5	959.2
Unpaid losses recoverable from reinsurers (net of allowance for expected credit losses of 2023: $3.3 — 2022: $3.7)	4,658.0	4,897.7
Ceded unearned premiums	837.3	737.3
Underwriting premiums receivables (net of allowance for expected credit losses of 2023: $21.6 — 2022: $25.0)	1,676.8	1,482.4
Other receivables	160.3	179.4
Funds withheld	59.4	102.6
Deferred acquisition costs	353.1	319.0
Derivative assets	17.2	56.2
Receivables for securities sold	16.6	13.5
Tax assets	110.9	140.9
Other assets	148.1	161.5
Intangible assets and goodwill	21.7	21.8
Total assets	$15,393.1	$15,157.3

LIABILITIES
Losses and loss adjustment expenses	$7,740.9	$7,710.9
Unearned premiums	2,623.5	2,457.5
Total insurance reserves	10,364.4	10,168.4
Reinsurance premiums	1,833.7	1,980.1
Tax liabilities	0.8	11.8
Accrued expenses and other payables (4)	171.4	201.8
Payables for securities purchased	46.1	6.9
Operating lease liabilities	91.3	95.5
Derivative liabilities	36.8	34.9
Short-term debt	299.9	299.9
Total liabilities	$12,844.4	$12,799.3
Commitments and contingent liabilities (see Note 12)	—	—
SHAREHOLDERS’ EQUITY
60,395,839 ordinary shares of par value $0.01 each (December 31, 2022 — 60,395,839 shares)	$0.6	$0.6
Preference shares (5)	753.5	753.5
Additional paid-in capital (5)	761.2	761.2
Retained earnings	1,525.7	1,349.0
Accumulated other comprehensive (loss)	(492.3)	(506.3)
Total shareholders’ equity	2,548.7	2,358.0
Total liabilities and shareholders’ equity	$15,393.1	$15,157.3
_________________
(1)    Privately-held investments includes related party investments totaling $42.7 million (December 31, 2022 — $44.8 million).
(2)    Other investments includes related party investments of $22.9 million (December 31, 2022 — $25.3 million) in Apollo Real Estate Fund and $12.6 million (December 31, 2022 — $12.7 million) in Apollo Origination Partnership.
(3)    Cash and cash equivalents includes restricted cash of $312.1 million (December 31, 2022 — $232.1 million ) which are held in trusts.
(4)    Includes amounts due to related parties of $2.4 million for investment management fees (December 31, 2022 — $4.5 million), and $2.5 million for management consulting fees (December 31, 2022 — $1.3 million).
(5)    Preference shares of $775.0 million, less issuance costs of $21.5 million (December 31, 2022 — $775.0 million and $21.5 million) were previously presented within additional paid-in capital.

ASPEN INSURANCE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND OTHER COMPREHENSIVE INCOME (LOSS)
($ in millions)

	Six Months Ended June 30,
	2023	2022
Revenues
Net earned premium	1,287.4	1,327.2
Net investment income (1)	129.4	88.7
Realized and unrealized investment gains	36.1	2.5
Total revenues	1,452.9	1,418.4
Expenses
Losses and loss adjustment expenses	717.1	767.7
Acquisition costs	192.9	216.5
General, administrative and other expenses (2)(3)	232.7	233.4
Interest expense	42.9	9.1
Change in fair value of derivatives (gains)/losses	(19.6)	84.9
Realized and unrealized investment losses (4)	18.1	128.9
Net realized and unrealized foreign exchange losses/(gains)	13.7	(75.2)
Total expenses	1,197.8	1,365.3
Income from operations before income taxes	255.1	53.1
Income tax (expense)	(36.2)	(4.7)
Net income	218.9	48.4
Dividends on preference shares	(22.2)	(22.2)
Net income attributable to Aspen Insurance Holdings Limited’s ordinary shareholders	196.7	26.2
Other Comprehensive Income/(Loss):
Available for sale investments:
Reclassification adjustment for net realized gains on investments included in net income	6.8	27.8
Change in net unrealized gains/(losses) on available for sale securities held	5.5	(343.8)
Net change from current period hedged transactions	(4.3)	(6.4)
Change in foreign currency translation adjustment	7.6	(19.7)
Other comprehensive income/(loss), before income taxes	15.6	(342.1)
Income tax (expense)/benefit thereon:
Change in net unrealized gains on available for sale securities held	(1.6)	29.5
Net change from current period hedged transactions	—	0.6
Total income tax (expense)/benefit allocated to other comprehensive income/(loss)	(1.6)	30.1
Other comprehensive income/(loss), net of income taxes	14.0	(312.0)
Total comprehensive income/(loss) attributable to Aspen Insurance Holdings Limited’s ordinary shareholders	210.7	(285.8)

_________________
(1)    Net investment income includes related party investment losses of $1.7 million (June 30, 2022 — $$0.2 million) and related party investment management fees of $5.2 million (June 30, 2022 — $0.6 million).
(2)    General, administrative and other expenses includes related party management consulting fees of $2.5 million (June 30, 2022 — $2.5 million).
(3)    General, administrative and other expenses comprises general and administrative expenses, corporate and other expenses, and non-operating expenses. Corporate and other expenses includes other income/expenses, which were previously presented separately.
(4)    Realized and unrealized investments losses includes $2.0 million loss on related party investments (June 30, 2022 — $0.8 million loss).

ASPEN INSURANCE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
($ in millions)

	Six Months Ended June 30,
	2023	2022
Ordinary shares
Beginning of the year	$0.6	$0.6
End of the period	0.6	0.6
Preference shares (1)
Beginning of the year	753.5	753.5
End of the period	753.5	753.5
Additional paid-in capital (1)
Beginning of the year	761.2	761.2
End of the period	761.2	761.2
Retained earnings
Beginning of the year	1,349.0	1,382.5
Net income for the period	218.9	48.4
Dividends on ordinary shares	(20.0)	(20.0)
Dividends on preference shares	(22.2)	(22.2)
End of the period	1,525.7	1,388.7
Accumulated other comprehensive (loss):
Cumulative foreign currency translation adjustments:
Beginning of the year	(186.9)	(156.0)
Change for the period, net of income taxes	7.6	(19.7)
End of the period	(179.3)	(175.7)
Gain (loss) on derivatives:
Beginning of the year	13.8	(1.6)
Net change from current period hedged transactions, net of income taxes	(4.3)	(5.8)
End of the period	9.5	(7.4)
Unrealized appreciation on available for sale investments:
Beginning of the year	(333.2)	34.6
Change for the period, net of income taxes	10.7	(286.5)
End of the period	(322.5)	(251.9)
Total accumulated other comprehensive (loss)	(492.3)	(435.0)

Total shareholders’ equity	$2,548.7	$2,469.0
_________________
(1) Preference shares of $775.0 million, less issuance costs of $21.5 million (June 30, 2022 — $775.0 million and $21.5 million) were previously presented within additional paid-in capital.

ASPEN INSURANCE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in millions)

	Six Months Ended June 30,
	2023	2022
Cash flows (used in)/from operating activities:
Net income	$218.9	$48.4
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	9.6	22.0
Amortization of right-of-use operating lease assets	5.1	5.2
Interest on operating lease liabilities	2.4	2.8
Net (additions) of right-to-use operating lease assets	(0.1)	—
Net disposals of lease liabilities	0.1	—
Lease repayments	(7.7)	—
Realized and unrealized investment gains	(36.1)	(2.5)
Realized and unrealized investment losses	18.1	128.9
Deferred tax expense/(benefit)	7.5	(2.8)
Net realized and unrealized investment foreign exchange (gains)/losses	(2.3)	18.3
Net change from current period hedged transactions	(4.3)	(5.8)
Unrealized loss/(gain) on real estate funds in net investment income	10.5	(13.5)

Changes in:
Insurance reserves:
Losses and loss adjustment expenses	30.0	(100.0)
Unearned premiums	166.0	381.2
Reinsurance recoverables:
Unpaid losses	239.7	(1,708.4)
Ceded unearned premiums	(100.0)	(220.7)
Other receivables	19.1	(15.2)
Deferred acquisition costs	(34.1)	(24.1)
Reinsurance premiums payable	(146.4)	1,844.2
Funds withheld	43.2	11.4
Premiums receivable	(194.4)	(275.2)
Income tax payable	9.9	(6.6)
Accrued expenses and other payable	(30.6)	(20.8)
Derivative assets and derivative liabilities	40.9	45.1
Other assets	(0.4)	(7.1)
Net cash from operating activities	264.6	104.8

	Six Months Ended June 30,
	2023	2022
Cash flows (used in)/from investing activities:
(Purchases) of fixed income securities — Available for sale	$(789.2)	$(695.9)
(Purchases) of fixed income securities — Trading	(254.6)	(370.9)
Proceeds from sales and maturities of fixed income securities — Available for sale	685.8	1,003.5
Proceeds from sales and maturities of fixed income securities — Trading	283.9	134.8
(Purchases) of short-term investments — Available for sale	(215.0)	(28.7)
Proceeds from sale of short-term investments — Available for sale	101.0	9.9
(Purchases) of short-term investments — Trading	(15.0)	—
Proceeds from sale of short-term investments — Trading	10.4	2.0
(Purchases) of privately-held investments — Trading	(23.1)	(175.6)
Proceeds from sale of privately-held investments — Trading	58.0	79.0
Net change in (payable)/receivable for securities (purchased)/sold	36.1	11.4
(Purchases) of other investments	(3.0)	(46.6)
Net proceeds from sales of other investments	1.8	—
Net (purchases) of fixed assets	(1.2)	(13.9)
Investment in Multiline reinsurer	(0.4)	(1.5)
Net (purchases) of investments, equity method	—	(0.4)
Net cash (used in) investing activities	(124.5)	(92.9)

Cash flows (used in)/from financing activities:
Dividends paid on ordinary shares	(20.0)	(20.0)
Dividends paid on preference shares	(22.2)	(22.2)

Net cash (used in) financing activities	(42.2)	(42.2)

Effect of exchange rate movements on cash and cash equivalents	4.4	(18.9)

Increase/(decrease) in cash and cash equivalents	102.3	(49.2)
Cash and cash equivalents at beginning of period	959.2	1,314.1
Cash and cash equivalents at end of period (1)	$1,061.5	$1,264.9

_________________
(1) Cash and cash equivalents includes restricted cash of $312.1 million (June 30, 2022 — $387.3 million) which are held in trusts.

ASPEN INSURANCE HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.History and Organization
History and Organization. Aspen Insurance Holdings Limited (“Aspen Holdings”) was incorporated on May 23, 2002 as a holding company headquartered in Bermuda. We underwrite specialty insurance and reinsurance on a global basis through our Operating Subsidiaries (as defined below) based in Bermuda, the United States and the United Kingdom: Aspen Bermuda Limited (“Aspen Bermuda”), Aspen Specialty Insurance Company (“Aspen Specialty”), Aspen American Insurance Company (“AAIC”), Aspen Insurance UK Limited (“Aspen UK”) and Aspen Underwriting Limited (“AUL”) (as corporate member of our Lloyd’s operations, Syndicate 4711, which are managed by Aspen Managing Agency Limited (“AMAL”) (together, “Aspen Lloyd’s”)), each referred to herein as an “Operating Subsidiary” and collectively referred to as the “Operating Subsidiaries”. We also have branches in Canada, Singapore and Switzerland. We established Aspen Capital Management, Ltd. (“ACML”) and other related entities (collectively, “ACM”) to leverage our existing underwriting franchise, increase our operational flexibility and provide third-party investors direct access to our capital markets and underwriting expertise. References to the “Company,” the “Group,” “we,” “us” or “our” refer to Aspen Holdings or Aspen Holdings and its consolidated subsidiaries.

Since February 2019, the Company has been a wholly-owned subsidiary of Highlands Bermuda Holdco, Ltd. (“Parent”), which holds all of the Company’s ordinary shares. Parent, a Bermuda exempted company, is an affiliate of certain investment funds managed by affiliates of Apollo Global Management, Inc., a leading global investment manager (collectively with its subsidiaries, “Apollo”). The Company’s preference shares and depositary shares are listed on the New York Stock Exchange (“NYSE”) under the following symbols: AHL PRC, AHL PRD and AHL PRE.
2.Basis of Presentation and Significant Accounting Policies
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Results for the six months ended June 30, 2023 are not necessarily indicative of the results that may be expected for the year ended December 31, 2023. The unaudited condensed consolidated financial statements include the accounts of Aspen Holdings and its subsidiaries. Transactions between Aspen Holdings and its subsidiaries are eliminated within the unaudited condensed consolidated financial statements.
The balance sheet as at December 31, 2022 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements. These unaudited condensed consolidated financial statements and notes thereto should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2022 contained in the Company’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 20, 2023 (File No. 001-31909).
Assumptions and estimates made by management have a significant effect on the amounts reported within the unaudited condensed consolidated financial statements. The most significant of these assumptions and estimates relate to losses and loss adjustment expenses, reinsurance recoverables, gross written premiums and commissions which have not been reported to the Company such as those relating to proportional treaty reinsurance contracts, unrecognized tax benefits, the fair value of derivatives and the fair value of other investments. All material assumptions and estimates are regularly reviewed and adjustments made as necessary, but actual results could differ significantly from those expected when the assumptions or estimates were made.
To facilitate period-to-period comparisons, certain reclassifications have been made to prior year consolidated financial statement amounts to conform to the current year presentation. There was no effect on net income from this change in presentation.
The condensed consolidated financial statements have been prepared on a going concern basis.
Accounting Pronouncements Adopted in 2023
In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2017-04, Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). Among other things, ASU 2017-04 requires the following: (1) the elimination of step two of the goodwill impairment test; entities will no longer utilize the implied fair value of their assets and liabilities for purposes of testing goodwill for impairment, and (2) the quantitative portion of the goodwill impairment test will be performed by comparing the fair value of a reporting unit with its carrying amount; an impairment charge is to be recognized for the excess of carrying amount over fair value, but only to the extent of the amount of goodwill allocated to that reporting unit. The effective date for this ASU was amended via ASU 2019-10, Effective Dates, and became effective for annual periods beginning after December 15, 2022. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

3.     Segment Reporting
The Company manages its underwriting operations as two business segments: Aspen Reinsurance and Aspen Insurance. The Company has determined its reportable segments by taking into account the manner in which management makes operating decisions and assesses operating performance. Profit or loss for each of the Company’s business segments is measured by underwriting income or loss. Underwriting profit is the excess of net earned premiums over the sum of losses and loss expenses, acquisition costs and general and administrative expenses. Underwriting income or loss provides a basis for management to evaluate the segment’s underwriting performance.
Reinsurance Segment. The reinsurance segment consists of property catastrophe reinsurance, other property reinsurance, casualty reinsurance and specialty reinsurance.
For a more detailed description of this business segment, refer to the Item 4, “Information on the Company — Business Overview — Aspen Reinsurance” in the Company’s 2022 Annual Report on Form 20-F filed with the SEC.
Insurance Segment.  The insurance segment consists of first party and specialty insurance, casualty and liability insurance and financial and professional lines insurance. Additionally, the insurance segment includes Aspen Underwriting Limited’s participation as a corporate member in Carbon Syndicate 4747 (“Carbon Syndicate”). For a more detailed description of this segment, refer to the Item 4, “Information on the Company — Business Overview — Aspen Insurance” in the Company’s 2022 Annual Report on Form 20-F filed with the SEC.
Non-underwriting Disclosures. The Company provides additional disclosures for corporate and other (non-operating) income and expenses. Corporate and other income and expenses include: corporate expenses, net investment income, net realized and unrealized investment gains or losses, other strategic and other costs, changes in fair value of derivatives or the loan notes issued by variable interest entities, interest expenses, net realized and unrealized foreign exchange gains or losses, asset impairments and income taxes. These income and expense items are not allocated to the Company’s business segments as they are not directly related to the Company’s business segment operations and is consistent with how management measures the performance of its segments. The Company does not allocate its assets by business segment.
The Company uses underwriting ratios as measures of performance. The loss ratio is the ratio of losses and loss adjustment expenses to net earned premiums. The acquisition cost ratio is the ratio of acquisition costs to net earned premiums. The general and administrative expense ratio is the ratio of general and administrative expenses to net earned premiums. The combined ratio is the sum of the loss ratio, the acquisition cost ratio and the general and administrative expense ratio.

The following tables provide a summary of gross and net written and earned premiums, underwriting income or loss, ratios and reserves for each of the Company’s business segments for six months ended June 30, 2023 and 2022:

	Six Months Ended June 30, 2023
	Reinsurance	Insurance	Total
	($ in millions)
Underwriting Revenues
Gross written premiums	$875.7	$1,249.5	$2,125.2
Net written premiums	605.0	745.5	1,350.5
Net earned premiums	572.0	715.4	1,287.4
Underwriting Expenses
Losses and loss adjustment expenses	297.2	419.9	717.1
Acquisition costs	105.7	87.2	192.9
General and administrative expenses	58.4	110.6	169.0
Underwriting income	110.7	97.7	208.4
Corporate and other expenses (1)			(53.1)
Non-operating expenses			(10.6)
Net investment income			129.4
Realized and unrealized investment gains			36.1
Realized and unrealized investment losses			(18.1)
Change in fair value of derivatives			19.6
Interest expense			(42.9)
Net realized and unrealized foreign exchange losses			(13.7)
Income before income taxes			255.1
Income tax (expense)			(36.2)
Net income			$218.9

Net reserves for loss and loss adjustment expenses	$1,441.2	$1,641.7	$3,082.9
Ratios
Loss ratio	52.0%	58.7%	55.7%
Acquisition cost ratio	18.5	12.2	15.0
General and administrative expense ratio	10.2	15.5	13.1
Expense ratio	28.7	27.7	28.1
Combined ratio	80.7%	86.4%	83.8%
_____________
(1) Corporate and other operating expenses includes other income/expenses, which were previously presented separately.

	Six Months Ended June 30, 2022
	Reinsurance	Insurance	Total
	( $ in millions)
Underwriting Revenues
Gross written premiums	$1,045.6	$1,305.7	$2,351.3
Net written premiums	783.7	722.4	1,506.1
Net earned premiums	600.8	726.4	1,327.2
Underwriting Expenses
Losses and loss adjustment expenses	369.0	398.7	767.7
Acquisition costs	124.1	92.4	216.5
General and administrative expenses	69.7	116.8	186.5
Underwriting income	38.0	118.5	156.5
Corporate and other expenses (1)			(43.3)
Non-operating expenses			(3.6)
Net investment income			88.7
Realized and unrealized investment gains			2.5
Realized and unrealized investment losses			(128.9)
Change in fair value of derivatives			(84.9)
Interest expense			(9.1)
Net realized and unrealized foreign exchange gains			75.2
Income before income taxes			53.1
Income tax (expense)			(4.7)
Net income			$48.4

Net reserves for loss and loss adjustment expenses	$1,190.4	$1,314.9	$2,505.3
Ratios
Loss ratio	61.4%	54.9%	57.8%
Acquisition cost ratio	20.7	12.7	16.3
General and administrative expense ratio	11.6	16.1	14.1
Expense ratio	32.3	28.8	30.4
Combined ratio	93.7%	83.7%	88.2%
_____________
(1) Corporate and other operating expenses includes other income/expenses, which were previously presented separately.

4.     Investments
Income Statement
Net investment income.  The following table summarizes investment income for the six months ended June 30, 2023 and 2022;

	For the Six Months Ended
	June 30, 2023	June 30, 2022
	($ in millions)
Fixed income securities — Available for sale	$55.7	$44.5
Fixed income securities — Trading	47.8	18.9
Short-term investments — Available for sale	1.6	—
Short-term investments — Trading	0.1	—
Fixed term deposits (included in cash and cash equivalents)	17.3	0.5
Catastrophe bonds — Trading	1.1	0.1
Privately-held investments — Trading	21.5	8.8
Other investments, at fair value (1)	(10.4)	20.7
Total	134.7	93.5
Investment expenses	(5.3)	(4.8)
Net investment income	$129.4	$88.7
_____________
(1)    Other investments represents the Company’s investments in real estate, infrastructure and direct lending funds. The movement in the periods represent the change in fair value of the investment and has been included as part of our investment income.

The following table summarizes the net realized and unrealized investment gains and losses recorded in the consolidated statement of operations and the change in unrealized gains and losses on investments recorded in other comprehensive income for the six months ended June 30, 2023 and 2022:

	For the Six Months Ended
	June 30, 2023	June 30, 2022
	($ in millions)
Available for sale:
Fixed income securities — gross realized gains	$0.4	$1.4
Fixed income securities — gross realized (losses)	(6.9)	(29.9)
Short-term investments — gross realized (losses)	(0.2)	—
Cash and cash equivalents — gross realized gains	0.1	0.9
Cash and cash equivalents — gross realized (losses)	(0.1)	(0.2)
Net change in expected credit gains/(losses)	3.7	(7.7)
Trading:
Fixed income securities — gross realized gains	0.3	—
Fixed income securities — gross realized (losses)	(1.1)	(0.2)
Short-term investments — gross realized gains	0.1	—
Short-term investments — gross realized (losses)	(0.2)	—
Privately-held investments — gross realized gains	0.1	0.2
Privately-held investments — net unrealized (losses)	(9.0)	(1.3)
Catastrophe bonds — net unrealized (losses)	(0.6)	(0.1)
Fixed income securities — net unrealized gains/(losses)	31.0	(89.6)

Investments — equity method:
Net change in realized and unrealized gains in Multi-Line Reinsurer	0.4	0.1
Total net realized and unrealized investment gains/(losses) recorded in the consolidated statement of operations	$18.0	$(126.4)

Change in available for sale net unrealized gains/(losses):
Fixed income securities gains/(losses)	12.3	(316.0)
Income tax (expense)/benefit	(1.6)	29.5
Total change in net unrealized gains/(losses), net of taxes recorded in other comprehensive income	$10.7	$(286.5)

Balance Sheet
Fixed Income Securities and Short-Term Investments — Available For Sale.  The following tables present the cost or amortized cost, gross unrealized gains and losses and estimated fair market value of available for sale investments in fixed income securities and short-term investments as at June 30, 2023 and December 31, 2022:

	As at June 30, 2023
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses (1)	Fair Market Value
	($ in millions)
U.S. government	$1,064.9	$—	$(51.1)	$—	$1,013.8
U.S. agency	8.6	—	(0.4)	—	8.2
Municipal	159.0	—	(8.8)	(0.7)	149.5
Corporate	2,031.9	2.4	(155.2)	(3.2)	1,875.9
Non-U.S. government-backed corporate	119.6	—	(8.7)	—	110.9
Non-U.S. government	281.3	—	(12.0)	(0.1)	269.2
Non-agency commercial mortgage-backed	6.6	—	(0.9)	—	5.7
Agency mortgage-backed	559.3	—	(84.3)	—	475.0
Total fixed income securities — Available for sale	4,231.2	2.4	(321.4)	(4.0)	3,908.2
Total short-term investments — Available for sale	169.3	—	—	—	169.3
Total	$4,400.5	$2.4	$(321.4)	$(4.0)	$4,077.5
_____________
(1)    For the six months ended June 30, 2023, there was a decrease in the CECL allowance on available-for-sale investments of $3.7 million (December 31, 2022 — $5.0 million increase).

	As at December 31, 2022
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Market Value
	($ in millions)
U.S. government	$1,003.7	$—	$(50.7)	$—	$953.0
U.S. agency	9.2	—	(0.4)	—	8.8
Municipal	159.9	—	(9.4)	(1.0)	149.5
Corporate	2,016.9	3.5	(169.1)	(6.3)	1,845.0
Non-U.S. government-backed corporate	119.4	—	(8.8)	(0.2)	110.4
Non-U.S. government	225.2	0.1	(11.5)	(0.2)	213.6
Non-agency commercial mortgage-backed	6.6	—	(1.0)	—	5.6
Agency mortgage-backed	590.4	—	(87.7)	—	502.7
Total fixed income securities — Available for sale	4,131.3	3.6	(338.6)	(7.7)	3,788.6
Total short-term investments — Available for sale	52.4	—	(0.4)	—	52.0
Total	$4,183.7	$3.6	$(339.0)	$(7.7)	$3,840.6

Fixed Income Securities, Short-Term Investments, Equities, Catastrophe Bonds and Privately-held Investments — Trading.  The following tables present the cost or amortized cost, gross unrealized gains and losses, and estimated fair market value of trading investments in fixed income securities, short-term investments, equity securities, catastrophe bonds and privately-held investments as at June 30, 2023 and December 31, 2022:

	As at June 30, 2023
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
	($ in millions)
Fixed Income Securities — Trading
U.S. government	$241.9	$—	$(6.9)	$235.0
Municipal	3.4	—	(0.3)	3.1
Corporate	176.9	0.3	(11.8)	165.4
High yield loans	86.1	1.2	(0.7)	86.6
Non-U.S. government-backed corporate	10.1	—	(0.5)	9.6
Non-U.S. government	35.8	—	(1.7)	34.1
Asset-backed	975.2	1.0	(51.6)	924.6
Agency mortgage-backed	23.3	—	(3.2)	20.1
Total fixed income securities — Trading	1,552.7	2.5	(76.7)	1,478.5
Short-term investments — Trading	11.0	—	—	11.0
Catastrophe bonds — Trading	2.4	—	—	2.4
Privately-held investments — Trading
Commercial mortgage loans	$305.5	$1.3	$(11.8)	$295.0
Middle market loans	104.1	—	(2.0)	102.1
Asset-backed securities	59.5	—	(1.1)	58.4
Global corporate securities	14.9	—	(0.1)	14.8
Equity securities	12.1	—	—	12.1
Total privately-held investments — Trading	496.1	1.3	(15.0)	482.4
Total Investments — Trading	$2,062.2	$3.8	$(91.7)	$1,974.3

	As at December 31, 2022
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
	($ in millions)
Fixed Income Securities — Trading
U.S. government	$267.9	$—	$(6.3)	$261.6
Municipal	3.9	—	(0.3)	3.6
Corporate	175.3	0.3	(13.5)	162.1
High yield loans	90.2	0.2	(2.1)	88.3
Non-U.S. government-backed corporate	12.2	—	(0.6)	11.6
Non-U.S. government	32.2	—	(1.8)	30.4
Asset-backed	970.3	0.2	(74.0)	896.5
Agency mortgage-backed	24.7	—	(3.3)	21.4
Total fixed income securities — Trading	1,576.7	0.7	(101.9)	1,475.5
Short-term investments — Trading	6.3	—	—	6.3
Catastrophe bonds — Trading	5.1	—	(2.2)	2.9
Privately-held investments — Trading
Commercial mortgage loans	$312.6	0.6	(1.1)	$312.1
Middle market loans	109.0	—	(2.1)	106.9
Asset-backed securities	68.8	—	(2.0)	66.8
Global corporate securities	15.1	—	(0.1)	15.0
Short-term investments	25.6	—	—	25.6
Equity securities	6.6	—	—	6.6
Total privately-held investments — Trading	537.7	0.6	(5.3)	533.0
Total Investments — Trading	$2,125.8	$1.3	$(109.4)	$2,017.7

Catastrophe bonds. The Company has invested in catastrophe bonds with a total value of $2.4 million as at June 30, 2023 (December 31, 2022 — $2.9 million). The bonds are either zero-coupon notes or receive quarterly interest payments based on variable interest rates with scheduled maturities ranging from 2023 to 2026. The redemption value of the bonds will adjust based on the occurrence or aggregate occurrence of a covered event, such as windstorms and earthquakes in the United States, Canada, the North Atlantic, South America, Europe, Japan or Australia.

Privately-held investments. The Company has invested in privately-held investments, which primarily include commercial mortgage loans of $295.0 million and middle market loans of $102.1 million as at June 30, 2023 (December 31, 2022 — commercial mortgage loans of $312.1 million; middle market loans of $106.9 million). Privately-held investments also includes investments in asset-backed securities, equity securities and other short-term investments.

Commercial Mortgage Loans. The commercial mortgage loans are related to investments in properties including apartments, hotels, office and retail buildings, other commercial properties and industrial properties. The commercial mortgage loan portfolio is diversified by property type, geographic region and issuer to reduce risks. As part of our investment process, we evaluate factors such as size, property type, and security to determine that properties are performing at a consistent and acceptable level to secure the related debt. The following table presents the type of commercial mortgage loans and geographic region as at June 30, 2023 and December 31, 2022:

	As at June 30, 2023		As at December 31, 2022
	Net Carrying Value	Percentage of Total	Net Carrying Value	Percentage of Total
	($ millions)	(%)	($ millions)	(%)
Property type

Apartment	107.8	36.6	115.3	36.9
Hotels	98.1	33.3	108.0	34.6
Office building	45.9	15.5	42.1	13.5
Other commercial	37.9	12.8	41.4	13.3
Retail	3.3	1.1	3.3	1.1
Industrial	2.0	0.7	2.0	0.6
Total commercial mortgage loans	$295.0	100%	312.1	100%

Geographic Region
U.S.	263.6	89.4	269.8	86.4
International	31.4	10.6	42.3	13.6
Total commercial mortgage loans	$295.0	100%	312.1	100%

The primary credit quality indicator of commercial mortgage loans is loan performance. Non-performing commercial mortgage loans are generally 90 days or more past due. As of June 30, 2023, none of our commercial mortgage loans were non-performing. Loan-to-value and debt service coverage ratios are measures we use to assess the risk and quality of commercial mortgage loans. The loan-to-value ratio is expressed as a percentage of the value of the loan relative to the value of the underlying property. A loan-to-value ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The following table represents the loan-to-value ratio of the commercial mortgage loan portfolio as at June 30, 2023 and December 31, 2022:

	As at June 30, 2023	As at December 31, 2022
	(in millions)
Less than 50%	$47.5	$41.1
50% to 60%	227.3	248.3
61% to 70%	20.2	22.7
Commercial mortgage loans	$295.0	$312.1

The debt-service coverage ratio is measured by a property’s net operating income as a multiple of its debt re-payments. A ratio of less than 1.0 reflects a property’s operations is not sufficient to cover its debt payments. The following table represents the debt-service coverage ratio of the commercial mortgage loan portfolio, excluding those that are non-performing and construction loans which are still under development, as at June 30, 2023 and December 31, 2022:

	As at June 30, 2023	As at December 31, 2022
	(in millions)
Greater than 1.20x	$112.3	$106.1
1.00 - 1.20x	182.7	186.1
Less than 1.00x	—	—
Commercial mortgage loans (1)	$295.0	$292.2
_______________
(1)    As at June 30, 2023, we have non-performing loans of $Nil (December 31, 2022 — $Nil) and construction loans of $Nil (December 31, 2022 — $19.9 million) which only generate income when the construction is completed. As no income is currently being generated on these loans, they are not included in the table above. The total value of commercial mortgage loans is $295.0 million as at June 30, 2023 (December 31, 2022 — $312.1 million).

Middle Market Loans. The middle market loans are investments in senior secured loan positions with full covenants, focused on the middle market in the U.S., Europe and the Caribbean. The middle market loan portfolio is diversified by industry type, geographic region and issuer to reduce risks. As part of our investment process, we evaluate factors such as size, industry and security to determine that loans are performing at a consistent and acceptable level to secure the related debt. The following table presents the type of middle market loans and geographic region as at June 30, 2023 and December 31, 2022:

	As at June 30, 2023		As at December 31, 2022
	Net Carrying Value	Percentage of Total	Net Carrying Value	Percentage of Total
	($ millions)	(%)	($ millions)	(%)
Industry type

Materials	20.0	19.6	19.8	18.5
Financials	48.3	47.3	53.1	49.7
Industrials	18.6	18.2	18.7	17.5
Consumer discretionary	4.9	4.8	4.9	4.6
Energy	5.6	5.5	5.7	5.3
Information technology	4.7	4.6	4.7	4.4
Total middle market mortgage loans	$102.1	100%	$106.9	100%

Geographic Region
U.S.	59.4	58.2	64.1	60.0
International	42.7	41.8	42.8	40.0
Total middle market loans	$102.1	100%	$106.9	100%

Loan-to-enterprise-value and fixed charge coverage ratios are measures we use to assess the risk and quality of middle market loans. The loan-to-enterprise-value ratio is expressed as a percentage of the value of the loan relative to the value of the business. A loan-to-enterprise-value ratio in excess of 100% indicates the unpaid loan amount exceeds the value of the underlying business. The following table represents the loan-to-enterprise-value ratio of the middle market loan portfolio as at June 30, 2023 and December 31, 2022:

	As at June 30, 2023	As at December 31, 2022
	(in millions)
Less than 50%	$63.5	$63.5
50% to 60%	23.3	16.4
61% to 70%	15.3	27.0
Middle market loans	$102.1	$106.9

The fixed charge coverage ratio, based upon the most recent financial statements, is expressed as a percentage of a firm’s earnings plus fixed charges to its fixed charges. Fixed charges include debt repayments, interest and equipment lease expenses. A fixed charge coverage ratio of less than 1.0 indicates a firm’s operations do not generate enough income to cover its fixed charges. The following represents the fixed charge coverage ratio of the middle market loan portfolio as at June 30, 2023 and December 31, 2022:

	As at June 30, 2023	As at December 31, 2022
	(in millions)
Greater than 1.20x	$78.9	$95.2
1.00 - 1.20x	3.8	3.8
Less than 1.00x	19.4	7.9
Middle market loans	$102.1	$106.9

The Company has individually assessed each of the middle market loans with the fixed charge coverage ratio of less than 1.00x. This is mainly due to increased capital investment to support the increased business post COVID-19. These investments have been performing with the fixed charged increasing over the year.

Asset-backed securities. Asset-backed securities represent interests in underlying pools of diversified referenced assets that are collateralized and backed by future cash flows and these securities are performing.
Global corporate securities. The Global corporates portfolio consists of debt securities with a non-U.S. debt issuer that are backed by the cash flows generated from real estate holdings and these securities are performing.
Equity securities. Equity securities consists of a single non-U.S. private issuer that is a special purpose vehicle designed to grant a first lien right to the underlying senior notes. The underlying issuer is a financial services lender to middle market companies and this security is performing.
Investments — Equity Method. In January 2015, the Company, along with seven other insurance companies, established a micro-insurance venture consortium and micro-insurance incubator (“MVI”) domiciled in Bermuda. The MVI is a social impact organization that provides micro-insurance products to assist global emerging consumers. In March 2021, the Company committed an additional $0.8 million equity contribution to MVI over a 2 year period and paid $0.4 million in the period ending December 31, 2022.
On January 1, 2017, the Company purchased through its wholly-owned subsidiary, Aspen U.S. Holdings, Inc. (“Aspen U.S. Holdings”), a 49% share of Digital Risk Resources, LLC (“Digital Re”), a U.S.-based enterprise engaged in the business of developing, marketing and servicing turnkey information security and privacy liability insurance products for a total consideration of $2.3 million. The investment is accounted for under the equity method and adjustments to the carrying value of this investment are made based on the Company’s share of capital, including share of income and expenses.
On December 23, 2019, the Company committed $5.0 million as an equity investment in the holding company of a multi-line reinsurer. The strategy for the multi-line reinsurer is to combine a diversified reinsurance business, focused primarily on long-tailed lines of property and casualty business and, potentially to a lesser extent, life business, with a diversified investment strategy. During the period ending June 30, 2023, $0.4 million (December 31, 2022 —$1.6 million) capital was invested in multi-line reinsurer.

The table below shows the Company’s investments in MVI, Multi-Line Reinsurer and Digital Re for the six months ended June 30, 2023 and the twelve months ended December 31, 2022:

	MVI	Multi-Line Reinsurer	Digital Re	Total
	($ in millions)
Opening undistributed value of investment as at January 1, 2023	$0.8	$5.2	$0.2	$6.2
Investment in the period	—	0.4	—	0.4
Unrealized gain for the period to June 30, 2023	—	0.4	—	0.4
Closing value of investment as at June 30, 2023	0.8	6.0	0.2	7.0

Opening undistributed value of investment as at January 1, 2022	$0.5	$3.2	$0.2	$3.9
Investment in the period	0.4	1.6	—	2.0
Unrealized (loss)/gain for the period to December 31, 2022	(0.1)	0.4	—	0.3
Closing value of investments at December 31, 2022	$0.8	$5.2	$0.2	$6.2

Other Investments. On December 20, 2017, the Company committed to, and during 2018 invested $100.0 million as a limited partner to a real estate fund, classified as other investments. As at June 30, 2023, the current fair value of the fund is $125.2 million (December 31, 2022 — $134.6 million).
On September 30, 2021, the Company committed $20.0 million as a limited partner to a third party managed real estate fund. The Partnership was established to make equity and equity related investments in multifamily and other commercial real estate properties located in the United States and its territories, with the goal of generating superior risk-adjusted returns. The Partnership seeks to acquire commercial real estate assets including real estate assets (or interests therein) that may have management or operational problems and require improvements or lack sufficient capital, including mortgage loans and development or redevelopment properties. On April 1, 2022, the Company committed an additional $10.0 million to the fund. As at June 30, 2023, the current fair value of the fund is $39.2 million (December 31, 2022 — $40.6 million) and the unfunded commitment is $3.3 million (December 31, 2022 — $3.3 million).
On April 1, 2022, the Company committed $30.0 million as a limited partner to a related party managed real estate fund. The Partnership was established to pursue investment opportunities to acquire, recapitalize, restructure and reposition real estate assets, portfolios and companies primarily in the United States. As at June 30, 2023, the current fair value of the fund is $22.9 million (December 31, 2022 — $25.3 million) and the unfunded commitment is $5.3 million (December 31, 2022 — $5.3 million).
On May 5, 2022, the Company committed $15.0 million as a limited partner to a third party managed infrastructure fund. The Partnership was established to make investments in value added infrastructure investments in environmental services, transportation, communications and digital, energy/energy transition and other infrastructure sectors primarily in North America. As at June 30, 2023, the current fair value of the fund is $11.7 million (December 31, 2022 — $8.2 million) and the unfunded commitment is $6.4 million (December 31, 2022 — $8.4 million).
As at June 30, 2023, the aggregate current fair value of the fund investments described above is $213.4 million (December 31, 2022 — $221.3 million).
For further information on the funds, refer to Note 12(a) in these consolidated financial statements, “Commitments and Contingencies.”

Fixed income maturities, Available for sale. The scheduled maturity distribution of the Company’s available for sale fixed income securities as at June 30, 2023 and December 31, 2022 is set forth below. Actual maturities may differ from contractual maturities because issuers of securities may have the right to call or prepay obligations with or without call or prepayment penalties.

	As at June 30, 2023
	Amortized Cost or Cost	Fair Market Value	Average S&P Ratings by Maturity
	($ in millions)
Due one year or less	$242.4	$236.5	AA
Due after one year through five years	2,736.2	2,594.7	AA-
Due after five years through ten years	684.9	595.2	A+
Due after ten years	1.8	1.1	BB
Total — Government and corporate	3,665.3	3,427.5
Non-agency commercial mortgage-backed	6.6	5.7	AA+
Agency mortgage-backed	559.3	475.0	AA+
Total fixed income securities — Available for sale	$4,231.2	$3,908.2

	As at December 31, 2022
	Amortized Cost or Cost	Fair Market Value	Average S&P Ratings by Maturity
	($ in millions)
Due one year or less	$179.1	$176.0	AA+
Due after one year through five years	2,526.9	2,385.7	AA-
Due after five years through ten years	815.1	707.7	A+
Due after ten years	13.2	10.9	A-
Total — Government and corporate	3,534.3	3,280.3
Non-agency commercial mortgage-backed	6.6	5.6	AA+
Agency mortgage-backed	590.4	502.7	AA+
Total fixed income securities — Available for sale	$4,131.3	$3,788.6

Guaranteed Investments. As at June 30, 2023 and December 31, 2022, the Company held no investments which are guaranteed by mono-line insurers, excluding those with explicit government guarantees. The Company’s exposure to other third-party guaranteed debt is primarily to investments backed by non-U.S. government guaranteed issuers.

Gross unrealized losses, available for sale. The following tables summarize, by type of security, the aggregate fair value and gross unrealized loss by length of time the security has been in an unrealized loss position for the Company’s available for sale portfolio as at June 30, 2023 and December 31, 2022:

	June 30, 2023
	0-12 months		Over 12 months		Total
	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Number of Securities
	($ in millions)
U.S. government	$494.8	$(12.8)	$519.1	$(38.3)	$1,013.9	$(51.1)	105
U.S. agency	7.0	(0.4)	1.1	—	8.1	(0.4)	4
Municipal	90.9	(3.7)	58.7	(5.1)	149.6	(8.8)	60
Corporate	467.4	(13.1)	1,254.7	(142.1)	1,722.1	(155.2)	727
Non-U.S. government-backed corporate	5.2	—	105.7	(8.7)	110.9	(8.7)	16
Non-U.S. government	80.1	(1.2)	182.2	(10.8)	262.3	(12.0)	61
Non-agency commercial mortgage-backed	—	—	5.6	(0.9)	5.6	(0.9)	1
Agency mortgage-backed	18.4	(1.3)	455.6	(83.0)	474.0	(84.3)	214
Total fixed income securities — Available for sale	1,163.8	(32.5)	2,582.7	(288.9)	3,746.5	(321.4)	1,188
Total short-term investments — Available for sale	11.8	—	—	—	11.8	—	5
Total	$1,175.6	$(32.5)	$2,582.7	$(288.9)	$3,758.3	$(321.4)	1,193

	December 31, 2022
	0-12 months		Over 12 months		Total
	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Number of Securities
	($ in millions)
U.S. government	$741.1	$(30.6)	$203.4	$(20.1)	$944.5	$(50.7)	118
U.S. agency	7.1	(0.4)	1.7	—	8.8	(0.4)	5
Municipal	133.1	(7.1)	16.4	(2.3)	149.5	(9.4)	59
Corporate	1,104.7	(77.6)	568.2	(91.5)	1,672.9	(169.1)	701
Non-U.S. government-backed corporate	11.3	(0.5)	99.0	(8.3)	110.3	(8.8)	16
Non-U.S. government	63.8	(2.9)	135.9	(8.6)	199.7	(11.5)	45
Non-agency commercial mortgage-backed securities	5.6	(1.0)	—	—	5.6	(1.0)	1
Agency mortgage-backed	202.8	(24.9)	299.1	(62.8)	501.9	(87.7)	220
Total fixed income securities — Available for sale	2,269.5	(145.0)	1,323.7	(193.6)	3,593.2	(338.6)	1,165
Total short-term investments — Available for sale	51.9	(0.4)	—	—	51.9	(0.4)	1
Total	$2,321.4	$(145.4)	$1,323.7	$(193.6)	$3,645.1	$(339.0)	1,166
The overall gross unrealized loss position is largely attributable to the impact of rising interest rates on our bond portfolio and mortgage-backed securities.

5.     Fair Value Measurements
The Company’s estimates of fair value for financial assets and liabilities are based on the framework established in the fair value accounting guidance included in ASC Topic 820, “Fair Value Measurements and Disclosures.” The framework prioritizes the inputs, which refer broadly to assumptions market participants would use in pricing an asset or liability, into three levels.

The Company considers prices for actively traded securities to be derived based on quoted prices in an active market for identical assets, which are Level 1 inputs in the fair value hierarchy. The majority of these securities are valued using prices supplied by pricing services.
The Company considers prices for other securities that may not be as actively traded which are priced via pricing services, vendors and broker-dealers, or with reference to interest rates and yield curves, to be derived based on inputs that are observable for the asset, either directly or indirectly, which are Level 2 inputs in the fair value hierarchy. The majority of these securities are also valued using prices supplied by pricing services.
The Company considers securities, other financial instruments, privately-held investments and derivative insurance contracts subject to fair value measurement whose valuation is derived by internal valuation models to be based largely on unobservable inputs, which are Level 3 inputs in the fair value hierarchy.
The following tables present the level within the fair value hierarchy at which the Company’s financial assets and liabilities are measured on a recurring basis as at June 30, 2023 and December 31, 2022:

	As at June 30, 2023
	Level 1	Level 2	Level 3	Total
	($ in millions)
Fixed income securities, available for sale. at fair value
U.S. government	$1,013.8	$—	$—	$1,013.8
U.S. agency	—	8.2	—	8.2
Municipal	—	149.5	—	149.5
Corporate	—	1,875.9	—	1,875.9
Non-U.S. government-backed corporate	—	110.9	—	110.9
Non-U.S. government	192.7	76.5	—	269.2
Non-agency commercial mortgage-backed	—	5.7	—	5.7
Agency mortgage-backed	—	475.0	—	475.0
Total fixed income securities available for sale, at fair value	1,206.5	2,701.7	—	3,908.2
Short-term investments available for sale, at fair value	169.2	0.1	—	169.3
Fixed income securities, trading, at fair value	235.0	—	—	235.0
Municipal	—	3.1	—	3.1
Corporate	—	165.4	—	165.4
Non-U.S. government-backed corporate	—	9.6	—	9.6
High yield loans	—	86.6	—	86.6
Non-U.S. government	12.7	21.4	—	34.1
Asset-backed	—	924.6	—	924.6
Agency mortgage-backed	—	20.1	—	20.1
Total fixed income securities trading, at fair value	247.7	1,230.8	—	1,478.5
Short-term investments trading, at fair value	9.1	1.9	—	11.0
Privately-held investments trading, at fair value	—	—	482.4	482.4
Catastrophe bonds trading, at fair value	—	2.4	—	2.4
Other investments (1)	—	—	—	213.4

Other financial assets and liabilities, at fair value
Derivative assets — foreign exchange contracts	—	17.2	—	17.2
Derivative liabilities — foreign exchange contracts	—	(13.4)	—	(13.4)
Derivative liabilities — loss portfolio transfer(2)	—	—	(23.4)	(23.4)
Total	1,632.5	3,940.7	459.0	6,245.6

______________
(1)Other investments represents our investments in real estate, infrastructure and direct lending funds and are measured at fair value using the net asset value per share practical expedient. As a result this has not been classified in the fair value hierarchy. The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheets. The investment in the real estate and other funds is subject to restrictions as detailed in Note 12(a), “Commitments and Contingencies.”
(2)The loss portfolio transfer contract includes a funds withheld arrangement that provides variable interest expense based on Aspen’s investment performance. As a result, this funds withheld arrangement is considered an embedded derivative and accounted for as an option-based derivative.

	As at December 31, 2022
	Level 1	Level 2	Level 3	Total
	($ in millions)
Fixed income securities, available for sale. at fair value
U.S. government	$953.0	$—	$—	$953.0
U.S. agency	—	8.8	—	8.8
Municipal	—	149.5	—	149.5
Corporate	—	1,845.0	—	1,845.0
Non-U.S. government-backed corporate	—	110.4	—	110.4
Non-U.S. government	145.3	68.3	—	213.6
Non-agency commercial mortgage-backed	—	5.6	—	5.6
Agency mortgage-backed	—	502.7	—	502.7
Total fixed income securities available for sale, at fair value	1,098.3	2,690.3	—	3,788.6
Short-term investments available for sale, at fair value	51.9	0.1	—	52.0
Fixed income securities, trading, at fair value
U.S. government	261.6	—	—	261.6
Municipal	—	3.6	—	3.6
Corporate	—	162.1	—	162.1
Non-U.S. government-backed corporate	—	11.6	—	11.6
High yield loans	—	88.3	—	88.3
Non-U.S. government	10.6	19.8	—	30.4
Asset-backed	—	896.5	—	896.5
Agency mortgage-backed	—	21.4	—	21.4
Total fixed income securities trading, at fair value	272.2	1,203.3	—	1,475.5
Short-term investments trading, at fair value	6.3	—	—	6.3
Privately-held investments	—	—	533.0	533.0
Catastrophe bonds trading, at fair value	—	2.9	—	2.9
Other investments (1)	—	—	—	221.3

Other financial assets and liabilities, at fair value
Derivative assets — foreign exchange contracts	—	56.2	—	56.2
Derivative liabilities — foreign exchange contracts	—	(3.2)	—	(3.2)
Derivative liabilities — loss portfolio transfer	—	—	(31.7)	(31.7)
Total	$1,428.7	$3,949.6	$501.3	$6,100.9

______________
(1)Other investments represents our investments in real estate, infrastructure and direct lending funds and are measured at fair value using the net asset value per share practical expedient. As a result this has not been classified in the fair value hierarchy. The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheets. The investment in the real estate funds is subject to restrictions as detailed in Note 12(a), “Commitments and Contingencies.”

Transfers of assets into or out of a particular level are recorded at their fair values as of the end of each reporting period consistent with the date of the determination of fair value. During the six months ended June 30, 2023, $6.7 million (December 31, 2022 — $Nil) was transferred out of Level 3.

As at June 30, 2023, there were privately-held investments carried at $482.4 million (December 31, 2022 — $533.0 million) classified as Level 3. As a result of loans sold by Aspen and loans repaid to Aspen by borrowers, a net settlement of $58.4 million occurred during the period (December 31, 2022 — $147.4 million). Additionally as at June 30, 2023, there was an embedded derivative as part of the loss portfolio transfer agreement worth $23.4 million classified as Level 3 (December 31, 2022 — $31.7 million).

The following table presents a reconciliation of the beginning and ending balances for all assets and liabilities measured at fair value on a recurring basis using Level 3 inputs for the six months ended June 30, 2023 and the twelve months ended December 31, 2022:

Six Months Ended June 30, 2023	Balance at beginning of period	Purchases and issuances	Transfers (out)	Settlements and sales	Increase/(decrease) in fair value including net income	Balance at end of period	Change in unrealized investment gains (losses) relating to assets held at end of period
Assets
Privately-held investments — trading
Commercial mortgage loans	$312.1	$15.9	$—	$(23.2)	$(9.8)	$295.0	$(10.5)
Middle market loans	106.9	0.1	—	(5.4)	0.5	102.1	(2.0)
Asset-backed securities	66.8	—	(5.5)	(3.8)	0.9	58.4	(1.1)
Global corporate securities	15.0	—	—	(0.2)	—	14.8	(0.1)
Equity securities	6.6	7.0	(1.2)	(0.2)	(0.1)	12.1	—
Short-term investments	25.6	—	—	(25.6)	—	—	—
Total Level 3 assets	$533.0	$23.0	$(6.7)	$(58.4)	$(8.5)	$482.4	$(13.7)

Liabilities
Derivative liabilities - loss portfolio transfer	$(31.7)	$—	$—	$—	$8.3	$(23.4)	$—
Total Level 3 liabilities	$(31.7)	$—	$—	$—	$8.3	$(23.4)	$—

Twelve Months Ended December 31, 2022
Assets
Privately-held investments — trading
Commercial mortgage loans	$211.5	$215.7	$—	$(113.1)	$(2.0)	$312.1	$(0.5)
Middle market loans	65.3	61.8	—	(19.3)	(0.9)	106.9	(2.1)
Asset-backed securities	26.7	54.5	—	(12.6)	(1.8)	66.8	(2.0)
Global corporate securities	—	15.1	—	—	(0.1)	15.0	—
Equity securities	3.6	5.5	—	(2.4)	(0.1)	6.6	—
Short-term investments	—	25.6	—	—	—	25.6	—
Total Level 3 assets	$307.1	$378.2	$—	$(147.4)	$(4.9)	$533.0	$(4.6)

Liabilities
Derivative liabilities - loss portfolio transfer	$—	$(17.2)	$—	$—	$(14.5)	$(31.7)	$—
Total Level 3 liabilities	$—	$(17.2)	$—	$—	$(14.5)	$(31.7)	$—

Valuation of Fixed Income Securities.  The Company’s fixed income securities are classified as either available for sale or trading and are reported at fair value. As at June 30, 2023 and December 31, 2022, the Company’s fixed income securities were valued by pricing services or broker-dealers using standard market conventions. The market conventions utilize market quotations, market transactions in comparable instruments and various relationships between instruments including, but not limited to, yield to maturity, dollar prices and spread prices in determining value.
Independent Pricing Services. The underlying methodology used to determine the fair value of securities in the Company’s available for sale and trading portfolios is by the pricing services. Pricing services will gather observable pricing inputs from multiple external sources, including buy and sell-side contacts and broker-dealers, in order to develop their internal prices.
Pricing services provide pricing for less complex, liquid securities based on market quotations in active markets. Pricing services supply prices for a broad range of securities including those for actively traded securities, such as Treasury and other

Government securities, in addition to those that trade less frequently or where valuation includes reference to credit spreads, pay down and pre-pay features and other observable inputs. These securities include Government agency, municipals, corporate and asset-backed securities.
For securities that may trade less frequently or do not trade on a listed exchange, these pricing services may use matrix pricing consisting of observable market inputs to estimate the fair value of a security. These observable market inputs include reported trades, benchmark yields, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and industry and economic factors. Additionally, pricing services may use a valuation model such as an option adjusted spread model commonly used for estimating fair values of mortgage-backed and asset-backed securities. The Company does not derive dollar prices using an index as a pricing input for any individual security.
Broker-Dealers. The Company obtains quotes from broker-dealers who are active in the corresponding markets when prices are unavailable from independent pricing services or index providers. Generally, broker-dealers value securities through their trading desks based on observable market inputs. Their pricing methodologies include mapping securities based on trade data, bids or offers, observed spreads and performance of newly issued securities. They may also establish pricing through observing secondary trading of similar securities. Quotes from broker-dealers are non-binding.
The Company obtains prices for all of its fixed income investment securities via its third-party accounting service provider, and in the majority of cases receiving a number of quotes so as to obtain the most comprehensive information available to determine a security’s fair value. A single valuation is applied to each security based on the vendor hierarchy maintained by the Company’s third-party accounting service provider.
As at June 30, 2023, the Company obtained an average of 2.8 quotes per fixed income investment compared to 2.9 quotes at December 31, 2022.
The Company, in conjunction with its third-party accounting service provider, obtains an understanding of the methods, models and inputs used by the third-party pricing service and index providers to assess the ongoing appropriateness of vendors’ prices. The Company and its third-party accounting service provider also have controls in place to validate that amounts provided represent fair values. Processes to validate and review pricing include, but are not limited to:
•quantitative analysis (e.g., comparing the quarterly return for each managed portfolio to its target benchmark, with significant differences identified and investigated);
•comparison of market values obtained from pricing services and broker-dealers against alternative price sources for each security where further investigation is completed when significant differences exist for pricing of individual securities between pricing sources;
•initial and ongoing evaluation of methodologies used by outside parties to calculate fair value; and
•comparison of the fair value estimates to the Company’s knowledge of the current market.
Prices obtained from pricing services and broker-dealers are not adjusted by us; however, prices provided by a pricing service, or broker-dealer in certain instances may be challenged based on market or information available from internal sources, including those available to the Company’s third-party investment accounting service provider. Subsequent to any challenge, revisions made by the pricing service or broker-dealer to the quotes are supplied to the Company’s investment accounting service provider.
Management reviews the vendor hierarchy maintained by the Company’s third-party accounting service provider in order to determine which price source provides the most appropriate fair value (i.e., a price obtained from a pricing service with more seniority in the hierarchy will be used over a less senior one in all cases). The hierarchy level assigned to each security in the Company’s available for sale and trading portfolios is based upon its assessment of the transparency and reliability of the inputs used in the valuation as of the measurement date. The hierarchy of pricing services is determined using various qualitative and quantitative points arising from reviews of the vendors conducted by the Company’s third-party accounting service provider. Vendor reviews include annual due diligence meetings with index providers and pricing services vendors covering valuation methodology, operational walkthroughs and legal and compliance updates.

Fixed Income Securities. Fixed income securities are traded on the over-the-counter (“OTC”) market based on prices provided by one or more market makers in each security. Securities such as U.S. Government, U.S. Agency, Foreign Government and investment grade corporate bonds have multiple market makers in addition to readily observable market value indicators such as expected credit spread, except for Treasury securities, over the yield curve. The Company uses a variety of pricing sources to value fixed income securities including those securities that have pay down/prepay features such as mortgage-backed securities and asset-backed securities in order to ensure fair and accurate pricing. The fair value estimates for the investment grade securities in the Company’s portfolio do not use significant unobservable inputs or modeling techniques.
U.S. Government and Agency Securities. U.S. government and agency securities consist primarily of bonds issued by the U.S. Treasury and corporate debt issued by agencies such as the Federal National Mortgage Association (“FNMA”), the Federal

Home Loan Mortgage Corporation (“FHLMC”) and the Federal Home Loan Bank. As the fair values of U.S. Treasury securities are based on unadjusted market prices in active markets, they are classified within Level 1. The fair values of U.S. government agency securities are priced using the spread above the risk-free yield curve. As the yields for the risk-free yield curve and the spreads for these securities are observable market inputs, the fair values of U.S. government agency securities are classified within Level 2.
Municipal Securities. The Company’s municipal portfolio consist of bonds issued by U.S. domiciled state and municipality entities. The fair value of these securities is determined using spreads obtained from broker-dealers, trade prices and the new issue market which are Level 2 inputs in the fair value hierarchy. Consequently, these securities are classified within Level 2.
Non-U.S. Government. The issuers for securities in this category are non-U.S. governments and their agents including, but not limited to, the U.K., Australia, Canada, France and Germany. The fair values of certain non-U.S. government bonds, primarily sourced from international indices, are based on unadjusted market prices in active markets and are therefore classified within Level 1. The remaining non-U.S. government bonds are classified within level 2 as they are not actively traded. The fair values of the non-U.S. agency securities, again primarily sourced from international indices, are priced using the spread above the risk-free yield curve. As the yields for the risk-free yield curve and the spreads for these securities are observable market inputs, the fair values of non-U.S. agency securities are classified within Level 2. In addition, foreign government securities include a portion of the Emerging Market Debt (“EMD”) portfolio which is also classified within Level 2.
Corporate. Corporate securities consist primarily of short-term, medium-term and long-term debt issued by U.S. and foreign corporations covering a variety of industries and are generally priced by index providers and pricing vendors. Some issuers may participate in government programs which guarantee timely payment of principal and interest in the event of a default. The fair values of these securities are generally determined using the spread above the risk-free yield curve. Inputs used in the evaluation of these securities include credit data, interest rate data, market observations and sector news, broker-dealer quotes and trade volumes. In addition, corporate securities include a portion of the EMD portfolio. The Company classifies these securities across Level 1 and 2, with majority of them being in Level 1.
Mortgage-backed Securities. Residential and commercial mortgage-backed securities consist of bonds issued by the Government National Mortgage Association, the FNMA and the FHLMC as well as private non-agency issuers. The fair values of these securities are determined through the use of a pricing model (including Option Adjusted Spread) which uses prepayment speeds and spreads to determine the appropriate average life of the mortgage-backed security. These spreads are generally obtained from broker-dealers, trade prices and the new issue market. As the significant inputs used to price mortgage-backed securities are observable market inputs, these securities are classified within Level 2.
Asset-backed securities. Asset-backed securities are securities backed by notes or receivables against assets other than real estate. The underlying collateral for the Company’s asset-backed securities consists mainly of student loans, automobile loans and credit card receivables. These securities are primarily priced by index providers and pricing vendors. Inputs to the valuation process include broker-dealer quotes and other available trade information, prepayment speeds, interest rate data and credit spreads. The Company classifies these securities within Level 2.

Privately-Held Investments. Privately-held investments are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined using internally developed discounted cash flow models. These models include inputs that are specific to each investment. The inputs used in the fair value measurements include dividend or interest rates and appropriate discount rates. The selection of an appropriate discount rate is judgmental and is the most significant unobservable input used in the valuation of these securities. A significant increase (decrease) in this input in isolation could result in significantly lower (higher) fair value measurement for privately-held investments. In order to assess the reasonableness of the inputs the Company uses in the discounted cash flow models, the Company maintains an understanding of current market conditions, issuer specific information that may impact future cash flows as well as collaboration with independent vendors for most securities to assess the reasonableness of the discount rate being used.
Commercial mortgage loans. Commercial mortgage loans consists in investments in properties including apartments, hotels, office and retail buildings, other commercial properties and industrial properties. The commercial mortgage loan portfolio is diversified by property type, geographic region and issuer to reduce risks. Commercial Mortgage Loans are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined using internally developed discounted cash flow models and are classified as Level 3.
Middle market loans. The middle market loans consist in investments in senior secured loan positions with full covenants, focused on the middle market in both U.S., Europe and the Caribbean. The middle market loan portfolio is diversified by industry type, geographic region and issuer to reduce risks. Middle Market Loans are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined using internally developed discounted cash flow models and are classified as Level 3.
Asset-backed securities. Asset-backed securities represent interests in underlying pools of diversified referenced assets that are collateralized and backed by future cash flows and these securities are performing. The fair values of these securities are determined by using discounted cash flow models and are classified as Level 3.
Global corporate securities. The global corporates portfolio consists of debt securities with a non-U.S. debt issuer that are backed by the cash flows generated from real estate holdings and these securities are performing. The fair value of these securities are determined by using discounted cash flow models and are classified as Level 3.
Equity securities. Equity securities consists of a single non-U.S. based issuer that is a special purpose vehicle designed to grant a first lien right to the underlying senior notes within the structure. The underlying issuer is a financial services lender to middle market companies and this security is performing. The valuation of the investments is DCF and the securities are classified as Level 3.
Short-term investments. Short-term investments consist of highly liquid debt securities with a maturity greater than three months but less than one year from the date of purchase. Short-term investments are classified as either trading or available for sale according to the facts and circumstances of the investment held. Short-term investments are valued in a manner similar to the Company’s fixed maturity investments and are classified within Levels 1 and 2.
The following table summarizes the quantitative inputs and assumptions used for financial assets and liabilities investments categorized as Level 3 under the fair value hierarchy as at June 30, 2023:

At June 30, 2023	Fair Value Level 3	Valuation Techniques	Unobservable (U) inputs	Ranges			Weighted Average
	($ in millions)
Privately-held investments — Trading
Commercial mortgage loans	$270.0	Discounted cash flow	Discount rate	3.7%	—	11.2%	6.2%
Commercial mortgage loans	25.0	3rd party NAV	n/a	n/a		n/a	n/a
Middle market loans	102.1	Discounted cash flow	Discount rate	7.6%	—	20.9%	10.8%
Asset-backed securities	58.4	Discounted cash flow	Discount rate	5.8%	—	9.3%	6.8%
Global corporate securities	14.8	Discounted cash flow	Discount rate	6.4%	—	7.4%	6.4%
Equity securities	12.1	Discounted cash flow	Discount rate	8.6%	—	8.6%	8.6%
Total	$482.4

Catastrophe Bonds. Catastrophe bonds are variable rate fixed income instruments with redemption values adjusted based on the occurrence of a covered event, usually windstorms and earthquakes. Catastrophe bonds are classified as trading and reported at fair value. Catastrophe bonds are priced using an average of multiple broker-dealer quotes and as such, are considered Level 2.

Foreign Exchange Contracts. The foreign exchange contracts which the Company uses to mitigate currency risk are characterized as OTC due to their customized nature and the fact that they do not trade on a major exchange. These instruments trade in a very deep liquid market, providing substantial price transparency and accordingly are classified as Level 2.

Derivative Liabilities - Loss Portfolio Transfer. The LPT embedded derivative is valued using the Black-Scholes model. The two primary inputs of this model are expected claim settlement patterns and expected return of the investment portfolio above a fixed minimum rate over the specified time horizon. The expected claim settlement pattern is determined on an actuarial basis for the cohort of business within scope of the LPT and is consistent with the patterns used in the valuation of technical provisions. The expected return of the investment portfolio, above a fixed minimum rate, directly impacts on the LPT derivative valuation and is subject to changes in the market conditions. In order to assess the reasonableness of the inputs, the Company updates the expected claim settlement patterns on a regular basis whilst maintaining an understanding of the current market conditions.

Other Investments. The Company’s other investments represent our investments in real estate, infrastructure and direct lending funds. Adjustments to the fair values are made based on the net asset value of the investments. The net valuation criteria established by the manager of such investments are established in accordance with the governing documents and the asset manager’s valuation guidelines, which include: the discounted cash flows method and the performance multiple approach, which uses a multiple derived from market data of comparable companies or assets to produce operating performance metrics. Alternative valuation methodologies may be employed for investments with unusual characteristics.

6.     Reinsurance
The Company purchases retrocession and reinsurance to limit the Company’s risk exposure and to increase its own insurance and reinsurance underwriting capacity. These agreements provide for recovery of losses and loss adjustment expenses from reinsurers. The Company remains liable to the extent that reinsurers do not meet their obligations under these agreements. In line with its risk management objectives, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk.
Balances pertaining to reinsurance transactions are reported “gross” on the consolidated balance sheet, meaning that reinsurance recoverable on unpaid losses and ceded unearned premiums are not deducted from insurance reserves but are recorded as assets. For more information on reinsurance recoverables, refer to Note 13, “Concentrations of Credit Risk —Reinsurance recoverables” and Note 8, “Reserves for Losses and Loss Adjustment Expenses” of these unaudited condensed consolidated financial statements.

The effect of ceded reinsurance on premiums written, premiums earned and insurance losses and loss adjustment expenses for the six months ended June 30, 2023 and 2022 was as follows:

	Six Months Ended June 30,
	2023	2022
	($ in millions)
Premiums written:
Insurance	$1,249.5	$1,305.7
Reinsurance	875.7	1,045.6
Ceded	(774.7)	(845.2)
Net premiums written	$1,350.5	$1,506.1

Premiums earned:
Insurance	$1,203.6	$1,171.5
Reinsurance	755.7	776.9
Ceded	(671.9)	(621.2)
Net premiums earned	$1,287.4	$1,327.2

Insurance losses and loss adjustment expenses:
Insurance	$691.7	$719.2
Reinsurance	353.4	402.4
Ceded	(328.0)	(353.9)
Net insurance losses and loss adjustment expenses	$717.1	$767.7

7.     Derivative Contracts
The following table summarizes information on the location and amounts of derivative fair values on the consolidated balance sheet as at June 30, 2023 and December 31, 2022:

		As at June 30, 2023		As at December 31, 2022
Derivatives Not Designated as Hedging Instruments Under ASC 815	Balance Sheet Location	Notional Amount	Fair Value	Notional Amount	Fair Value
		($ in millions)		($ in millions)
Foreign Exchange Contracts (1)	Derivative assets	$670.6	$7.2	$945.8	$41.9
Foreign Exchange Contracts	Derivative liabilities	$1,213.4	$(13.4)	$729.5	$(3.2)
Loss Portfolio Transfer Liability - Embedded Derivative (2)	Derivative liabilities	—	$(23.4)	—	(31.7)
 ______________
(1)Fair value is net of $2.7 million of cash collateral (December 31, 2022 — $3.7 million).
(2)    The LPT contains an embedded derivative within the contract in relation to the variable interest crediting rate.

		As at June 30, 2023		As at December 31, 2022
Derivatives Designated as Hedging Instruments Under ASC 815	Balance Sheet Location	Notional Amount	Fair Value	Notional Amount	Fair Value
		($ in millions)		($ in millions)
Foreign Exchange Contracts	Derivative assets	$54.7	$10.0	$109.7	$14.3

The following table provides the unrealized and realized gains/(losses) recorded in the consolidated statements of operations and other comprehensive income for derivatives that are not designated or designated as hedging instruments under ASC 815 — “Derivatives and Hedging” for the six months ended June 30, 2023 and 2022:

		For the Six Months Ended
	Location of Gain/(Loss) Recognized on Derivatives	June 30, 2023	June 30, 2022
Derivatives not designated as hedges		($ in millions)
Foreign Exchange Contracts	Change in Fair Value of Derivatives	19.6	(84.9)

Derivatives designated as hedges
Foreign Exchange Contracts	General, administrative and corporate expenses in consolidated statement of operations	(3.7)	2.8
Foreign Exchange Contracts	Net change from current period hedged transactions in other comprehensive income	(4.3)	(6.4)
Foreign Exchange Contracts. The Company uses foreign exchange contracts to manage foreign currency risk associated with our operating expenses but also foreign exchange risk associated with net assets or liabilities in currencies other than the U.S. dollar. A foreign exchange contract involves an obligation to purchase or sell a specified currency at a future date at a price set at the time of the contract. Foreign exchange contracts will not eliminate fluctuations in the value of the Company’s assets and liabilities denominated in foreign currencies but rather allow it to establish a rate of exchange for a future point in time.
As at June 30, 2023, the Company held foreign exchange contracts that were not designated as hedges under ASC 815 with an aggregate nominal amount of $1,884.0 million (December 31, 2022 — $1,675.3 million). The foreign exchange contracts are recorded as derivative assets or derivative liabilities in the consolidated balance sheet with changes recorded as a change in fair value of derivatives in the consolidated statement of operations. For the six months ended June 30, 2023, the impact of foreign exchange contracts on net income was a gain of $19.6 million (June 30, 2022 — loss of $84.9 million).
As at June 30, 2023, the Company held foreign exchange contracts that were designated as hedges under ASC 815 with an aggregate notional amount of $54.7 million (December 31, 2022 — $109.7 million). The foreign exchange contracts are recorded as derivative assets in the consolidated balance sheet with the effective portion recorded in other comprehensive income and the ineffective portion recorded as a change in fair value of derivatives in the consolidated statement of operations.

The contracts are effective and therefore the movement in other comprehensive income representing the effective portion for the six months ended June 30, 2023 was a loss of $4.3 million (June 30, 2022 — loss of $6.4 million).
As the foreign exchange contracts settle, the realized gain or loss is reclassified from other comprehensive income into general, administration and corporate expenses of the consolidated statement of operations. For the six months ended June 30, 2023, the amount recognized within general, administration and corporate expenses for settled foreign exchange contracts was a realized loss of $3.7 million (June 30, 2022 — gain of $2.8 million).
Embedded derivative on loss portfolio contract. The loss portfolio transfer contract includes a funds withheld arrangement that provides returns to the reinsurer based on Aspen’s investment performance, guaranteeing a minimum of 1.75% return. Such funds withheld arrangements are examples of embedded derivatives and therefore this instrument is accounted for as an option-based derivative. For the six months ended June 30, 2023, the amount recognized as a change in fair value of derivatives in the consolidated statement of operations is $8.3 million (June 30, 2022 — $Nil).

8.     Reserves for Losses and Loss Adjustment Expenses
The following table represents a reconciliation of beginning and ending consolidated loss and LAE reserves for the six months at June 30, 2023 and June 30, 2022:

	As at June 30,	As at June 30,
	2023	2022
	($ in millions)
Provision for losses and LAE at the start of the period	$7,710.9	$7,611.8
Less reinsurance recoverable	(4,897.7)	(3,298.1)
Net loss and LAE at the start of the period	2,813.2	4,313.7

Net loss and LAE expenses transferred (1)	—	(1,840.1)
Movement in net provision for losses and LAE for claims incurred:
Current year	723.5	775.0
Prior years	(6.4)	(7.3)
Total incurred	717.1	767.7
Net Losses and LAE payments for claims incurred:
Current year	(30.8)	(35.5)
Prior years	(438.6)	(616.9)
Total paid	(469.4)	(652.4)

Foreign exchange losses/(gains)	22.0	(83.6)

Net losses and LAE reserves at the end of the period	3,082.9	2,505.3
Plus reinsurance recoverable on unpaid losses at the end of the period	4,658.0	5,006.5
Provision for losses and LAE at the end of the period	$7,740.9	$7,511.8
 ______________
(1) Net loss and LAE expenses transferred of $1,840.1 million relates to the LPT with Enstar and represents the net loss reserves as at May 20, 2022 (“Closing Date”) for losses in relation to 2019 and prior accident years, in addition to the $770.0 million of ceded reserves under the previous ADC agreement, recognizing a total recoverable of $2,610.1 million. These reserves were rolled forward from the initial effective date of September 30, 2021, at which time the net losses reserves were $3,120.0 million.
As at June 30, 2023 the total amount recoverable from Enstar under the LPT was $1,877.3 million (As at December 31, 2022 — $2,132.0 million) which includes claims paid and reserve development since the Closing Date.
For the six months ended June 30, 2023, there was a reduction of $6.4 million in the Company’s estimate of the ultimate claims to be paid in respect of prior accident years compared to a reduction of $7.3 million for the six months ended June 30, 2022.

Reinsurance. Net unfavorable reserve development of $2.1 million in the six months ended June 30, 2023 were mainly due to reserve strengthening in property catastrophe and reinsurance lines of business, offset by reserve releases from casualty reinsurance and specialty reinsurance.
Insurance. Net reserve releases of $8.5 million in the six months ended June 30, 2023 included favorable development of $13.2 million representing the movement on the deferred gain on the LPT, offset by unfavorable development on post-LPT years of $4.7 million.

9.     Capital Structure
The following table provides a summary of the Company’s authorized and issued share capital as at June 30, 2023 and December 31, 2022:

	As at June 30, 2023		As at December 31, 2022
	Number	$ in Thousands	Number	$ in Thousands
Authorized share capital:
Ordinary Shares $0.01 per share (2022 — $0.01 per share)	70,000,000	700	70,000,000	700
Preference Shares 0.15144558¢ per share	30,000,000	45	30,000,000	45
Total authorized share capital		745		745

Issued share capital:
Issued ordinary shares $0.01 per share (2022 — $0.01 per share)	60,395,839	604	60,395,839	604
Issued 5.950% preference shares of 0.15144558¢ each with a liquidation preference of $25 per share	11,000,000	17	11,000,000	17
Issued 5.625% preference shares of 0.15144558¢ each with a liquidation preference of $25 per share	10,000,000	15	10,000,000	15
Issued 5.625% preference shares of 0.15144558¢ represented by depositary shares, each with a liquidation preference of $25 per share (1)	10,000	—	10,000	—
Total issued share capital		636		636
 ______________
(1)     Each depositary share represents a 1/1000th interest in a share of the 5.625% preference shares.

(a)    Ordinary Shares
Issued Ordinary Shares. The Company’s issued ordinary shares of par value $0.01 at both June 30, 2023 and December 31, 2022 was 60,395,839. The Company did not acquire any ordinary shares for the six months ended June 30, 2023.

(b)    Preference Shares
Preference Shares Issuance. On May 2, 2013, the Company issued 11,000,000 5.950% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares, with a liquidation preference of $25 per share (the “5.950% Preference Shares”). Net proceeds were $270.6 million, consisting of $275.0 million of total liquidation preference less $4.4 million of issuance expenses. The first floating rate-period commences July 1, 2023 (payable on October 1, 2023), where the floating rate will be tied to LIBOR, being 3-month LIBOR, and as contemplated by the governing instrument, 3-month LIBOR will be the rate for 3-month deposits in U.S. dollars on June 29, 2023. The 5.950% Preference Shares are listed on the NYSE under symbol “AHLPRC”.
On September 20, 2016, the Company issued 10,000,000 shares of 5.625% Perpetual Non-Cumulative Preference Shares (the “5.625% Preference Shares”). The 5.625% Preference Shares have a liquidation preference of $25 per share. Net proceeds were $241.3 million, consisting of $250.0 million of total liquidation preference less $8.7 million of issuance expenses. The 5.625% Preference Shares are listed on the NYSE under the symbol “AHL PRD”.
On August 13, 2019, the Company issued 10,000,000 depositary shares, each of which represents 1/1000th interest in a share of the newly designated 5.625% Perpetual Non-Cumulative Preference Shares. The depositary shares have a liquidation preference of $25 per share. Net proceeds were $241.6 million, comprising $250.0 million of total liquidation preference less $8.4 million of issuance expenses. The depositary shares are listed on the NYSE under the symbol “AHL PRE”.

10.     Dividends

Dividends. On June 1, 2023, the Company’s Board of Directors declared the following dividends:

	Dividend	Payable on:	Record Date:
5.950% Preference Shares (AHL PRC)	$0.3719	July 1, 2023	June 15, 2023
5.625% Preference Shares (AHL PRD)	$0.3516	July 1, 2023	June 15, 2023
5.625% Preference Shares, represented by depositary shares (AHL PRE)(1)	$351.56	July 1, 2023	June 15, 2023
 ______________
(1)     The 5.625% Preference Shares are represented by depositary shares, each representing a 1/1000th interest in a share of the 5.625% Preference Shares. The dividend paid per depositary share is likewise 1/1000th of the declared dividend, equivalent to $0.35156 per depositary share.
In the six months ended June 30, 2023, the Company paid an ordinary shares dividend of $20.0 million to Highlands Bermuda Holdco, Ltd., the holder of all the Company’s ordinary shares.

11.    Related Party Transactions
Apollo’s indirect subsidiary, Apollo Asset Management Europe PC LLP (“AAME”), serves as the investment manager for the Company and certain of the Company’s subsidiaries, and Apollo’s indirect subsidiary, Apollo Management Holdings, L.P. (“AMH”), provides the Company with management consulting services and advisory services.
Additionally, certain employees of Apollo and its affiliates serve on the Board.
A description of relationships and transactions that have existed or that the Company and certain of the Company’s subsidiaries has entered into with Apollo and its affiliates are described below.
Investment Management Relationships
AAME provides centralized asset management investment advisory and risk services for the portfolio of the Company’s investments and investments of such subsidiaries pursuant to the investment management agreements (“IMAs”) that have been entered into with AAME.
In addition, pursuant to the IMAs, AAME may engage sub-advisors or delegates to provide certain of the investment advisory and management services to the Company’s subsidiaries. Such sub-advisors may include affiliates of AAME.
Under each of the IMAs, AAME will be paid an annual investment management fee (the “Management Fee”) which will be based on a cost-plus structure up to 25% based on an applicable transfer pricing study. The Management Fee will be subject to certain maximum threshold levels, including an annual fee cap of 15 bps of the total amount of investable assets. Affiliated sub-advisors, including AMI and AMC, will also earn additional fees for sub-advisory services rendered.
During the six months ended June 30, 2023, the Company recognized IMA fees of $5.2 million (June 30, 2022 — $0.6 million), of which $2.4 million (December 31, 2022 — $4.5 million) remains payable to AAME as at June 30, 2023.
Management Consulting Agreement
As previously disclosed, the Company entered into a Management Consulting Agreement, dated March 28, 2019 (the “Management Consulting Agreement”), with AMH. Pursuant to the Management Consulting Agreement, AMH will provide the Company management consulting and advisory services related to the business and affairs of the Company and its subsidiaries. The Company will pay AMH in consideration for its services under the Management Consulting Agreement, an annual management consulting fee equal to the greater of (i) 1% of the consolidated net income of the Company and its subsidiaries for the applicable fiscal year, or (ii) $5 million.
During the six months ended June 30, 2023, the Company recognized Management Consulting fees of $2.5 million (June 30, 2022 — $2.5 million), of which $2.5 million remains payable to AMH as at June 30, 2023 (December 31, 2022 — $1.3 million).

Related Party Investments
During the six months ended June 30, 2023, the Company bought or held the following securities or investments in Apollo originated and managed investments:
Apollo U.S. Real Estate Fund II LP. As at June 30, 2023, the Company’s investment in Apollo U.S. Real Estate Fund II LP had a fair value of $22.9 million (December 31, 2022 — $25.3 million). This investment is included in other investments on the consolidated balance sheet. The Company incurred losses of $1.3 million (June 30, 2022 — $Nil) and is included in net investment income on the consolidated statement of operations and other comprehensive income.
Apollo Origination Partnership (“AOP”) Fund. As at June 30, 2023, the Company’s investment in the AOP Fund had a fair value of $12.6 million (December 31, 2022 —$12.7 million). This investment is included in other investments on the consolidated balance sheet. The Company incurred losses of $0.4 million (June 30, 2022 — $0.2 million) and is included in net investments income on the consolidated statement of operations and other comprehensive income.
AOP Class A notes; AOP Class B notes. As at June 30, 2023, the Company’s investment in AOP Class A notes had a fair value of $28.6 million (December 31, 2022 —$30.0 million). As at June 30, 2023, the Company’s investment in AOP Class B notes had a fair value of $14.0 million (December 31, 2022 —$14.8 million). The Company earned income of $1.3 million (June 30, 2022 — $0.5 million) and $0.7 million (June 30, 2022 — $0.3 million) on AOP Class A and B notes, respectively, and is included in realized and unrealized investment losses on the consolidated statement of operations and other comprehensive income. These investments are included in privately-held investments on the consolidated balance sheet.
During the six months ended June 30, 2023, there were no expenses incurred relating to any of these investments (June 30, 2022 — $Nil). The above transactions were entered into at arm’s length.
Other Payables to Related Parties
As at June 30, 2023, the Company had an intercompany payable balance of $2.2 million (December 31, 2022 — $2.0 million), due to its parent, Highlands Bermuda Holdco, Ltd.

12.     Commitments and Contingent Liabilities
(a)Restricted assets
The Company’s subsidiaries are obliged by the terms of its contractual obligations to U.S. policyholders and by obligations to certain regulatory authorities to facilitate issue of letters of credit or maintain certain balances in trust funds for the benefit of policyholders.
The following table details the forms and value of Company’s material restricted assets as at June 30, 2023 and December 31, 2022:

	As at June 30, 2023	As at December 31, 2022
	($ in millions, except percentages)
Regulatory trusts and deposits:
Affiliated transactions	$617.0	$707.1
Third party	2,773.8	2,817.7
Letters of credit / guarantees(1)	266.5	471.3
Total restricted assets (excluding illiquid assets)	3,657.3	3,996.1
Other investments — illiquid assets	213.4	221.3
Total restricted assets and illiquid assets	$3,870.7	$4,217.4

Total as percent of cash and investable assets (2)	52.6%	59.4%

(1)As at June 30, 2023, the Company had pledged funds as collateral for the secured letters of credit of $266.5 million (December 31, 2022 — $471.3 million).
(2)Investable assets comprise total investments, cash and cash equivalents, accrued interest, receivables for securities sold and payables for securities purchased.

The Company’s banking arrangements related to letters of credit, require the Company to provide collateral in the form of cash and securities for the full amount of all secured and undrawn letters of credit that are outstanding. The Company monitors the proportion of liquid assets that are committed to trust funds or to the collateralization of letters of credit. As at June 30, 2023 and December 31, 2022, these funds amounted to approximately 52.6% of the $7.4 billion and approximately 59.4% of the $7.1 billion of investable assets held by the Company, respectively. We do not consider that this unduly restricts our liquidity at this time.
Real Estate Funds. The Company invests in real estate funds which have lock-up periods, being the initial amount of time an investor is contractually required to remain invested before having the ability to redeem. As at June 30, 2023, the lock-up periods across these funds range from one quarter to several years. Thereafter these funds may be redeemed on a pro-rata basis depending on the liquidity position of the fund. There are no assurances as to when the Company may receive, in whole or in part, its redemption request from the fund.
Funds at Lloyd’s. AUL operates at Lloyd’s as the corporate member for Syndicate 4711. AUL also participates in underwriting activities of Carbon Syndicate 4747. Lloyd’s determines required regulatory capital by considering the underwriting activities of AUL, called Funds at Lloyd’s and consists of investable assets as at June 30, 2023 in the amount of $551.0 million (December 31, 2022 — $489.5 million).
The Funds at Lloyd’s will be drawn upon and become a liability of the Company in the event of Syndicate 4711 declaring a loss at a level that cannot be funded from other resources, or if Syndicate 4711 requires funds to cover a short-term liquidity gap. The amount which the Company provides as Funds at Lloyd’s is not available for distribution to the Company for the payment of dividends. Aspen Managing Agency Limited, the managing agent to Syndicate 4711, is also required by Lloyd’s to maintain a minimum level of capital which as at June 30, 2023 was £0.4 million (December 31, 2022 — £0.4 million). This is not available for distribution by the Company for the payment of dividends.
U.S. Reinsurance Trust Fund. For its U.S. reinsurance activities, Aspen UK has established and must retain a multi-beneficiary U.S. trust fund for the benefit of its U.S. cedants so that they may take financial statement credit without the need to post cedant-specific security. The minimum trust fund amount is $20.0 million plus an amount equal to 100% of Aspen UK’s U.S. reinsurance liabilities, which were $1,009.3 million as at June 30, 2023 and $1,166.4 million as at December 31, 2022. As at June 30, 2023, the balance (including applicable letter of credit facilities) held in the trust was $1,167.8 million (December 31, 2022 — $1,389.5 million).
Aspen Bermuda has also established and must retain a multi-beneficiary U.S. trust fund for the benefit of its U.S. cedants so that they may take financial statement credit without the need to post cedant-specific security. The minimum trust fund amount is $20.0 million plus an amount equal to 100% of Aspen Bermuda’s liabilities to its U.S. cedants which was $306.7 million and $380.3 million as at June 30, 2023 and December 31, 2022, respectively. As at June 30, 2023, the balance held in the U.S. trust fund and other Aspen Bermuda trusts was $383.2 million (December 31, 2022 — $509.2 million).
U.S. Surplus Lines Trust Fund. Aspen UK and Syndicate 4711 have also established a U.S. surplus lines trust fund with a U.S. bank to secure liabilities under U.S. surplus lines policies. The balance held in trust as at June 30, 2023 was $141.0 million (December 31, 2022 — $215.1 million).
U.S. Regulatory Deposits. As at June 30, 2023, Aspen Specialty had a total of $10.3 million (December 31, 2022 — $6.7 million) on deposit with six U.S. states in order to satisfy state regulations for writing business in those states. AAIC had a further $6.7 million (December 31, 2022 — $6.5 million) on deposit with twelve U.S. states.
Canadian Trust Fund. Aspen UK has established a Canadian trust fund with a Canadian bank to secure a Canadian insurance license. As at June 30, 2023, the balance held in trust was CAD$200.9 million ($151.8 million) (December 31, 2022 — CAD$185.8 million).
Australian Trust Fund. Aspen UK has established an Australian trust fund with an Australian bank to secure policyholder liabilities and as a condition for maintaining an Australian insurance license. As at June 30, 2023, the balance held in trust was AUD$153.2 million ($102.0 million) (December 31, 2022 — AUD$183.9 million).
Swiss Trust Fund. Aspen UK has established a Swiss trust fund with a Swiss bank to secure policyholder liabilities and as a condition for maintaining a Swiss insurance license. As at June 30, 2023, the balance held in trust was CHF$9.5 million ($10.6 million) (December 31, 2022 — CHF9.4 million).
Singapore Fund. Aspen UK has established a segregated Singaporean bank account to secure policyholder liabilities and as a condition for maintaining a Singaporean insurance license and meet local solvency requirements. As at June 30, 2023, the balance in the account was SGD$172.6 million ($127.5 million) (December 31, 2022 — SGD$174.7 million).

(b)     Contingent liabilities
In common with the rest of the insurance and reinsurance industry, the Company is also subject to litigation and arbitration in the ordinary course of business. The Company’s Operating Subsidiaries are regularly engaged in the investigation, conduct and defense of disputes, or potential disputes, resulting from questions of insurance or reinsurance coverage or claims activities. Pursuant to insurance and reinsurance arrangements, many of these disputes are resolved by arbitration or other forms of alternative dispute resolution. Such legal proceedings are considered in connection with estimating the Company’s Insurance Reserves — Loss and Loss Adjustment Expenses, as provided on the Company’s consolidated balance sheet.
In some jurisdictions, noticeably the U.S., a failure to deal with such disputes or potential disputes in an appropriate manner could result in an award of “bad faith” punitive damages against the Company’s Operating Subsidiaries. In accordance with ASC 450-20-50-4b, for (a) reasonably possible losses for which no accrual is made because any of the conditions for accrual in ASC 450-20-25-2 are not met and (b) reasonably possible losses in excess of the amounts accrued pursuant to ASC 450-20-30-1, the Company will provide an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made.
As at June 30, 2023, it was the opinion of the Company’s management based on available information that the probability of the ultimate resolution of pending or threatened litigation or arbitrations having a material effect on the Company’s financial condition, results of operations or liquidity would be remote.

13.    Concentrations of Credit Risk
The Company is potentially exposed to concentrations of credit risk in respect of amounts recoverable from reinsurers, investments and cash and cash equivalents, and insurance and reinsurance balances owed by the brokers with whom the Company transacts business.
The Company defines credit risk tolerances in line with the risk appetite set by our Board and they, together with the group’s risk management function, monitor exposures to individual counterparties. Any exceptions are reported to senior management and the Risk Committee of the Board of Directors.
Reinsurance recoverables
At June 30, 2023, the total amount recoverable by the Company from reinsurers was $4,658.0 million (December 31, 2022 — $4,897.7 million). Of the Company’s reinsurance recoverable balance at June 30, 2023, 56.0% is collateralized by our reinsurers, 43.5% is recoverable from reinsurers rated A- or higher by major rating agencies and 0.5% is recoverable from reinsurers rated lower than A- by major rating agencies (December 31, 2022 — 57.9%, 42.0% and 0.1%, respectively). As at June 30, 2023, the Company’s largest collateralized exposures to individual reinsurers represent 16.0% (December 31, 2022 —16.3%), 9.2% (December 31, 2022 — 9.7%), and 7.8% (December 31, 2022 — 8.2%).
Under the current expected credit loss model (“CECL”), the Company recognized a provision against reinsurance recoverables of $3.3 million as at June 30, 2023 (December 31, 2022 — $3.7 million). For the six months ended June 30, 2023 there was a decrease in the CECL allowance on reinsurance recoverables of $0.4 million (December 31, 2022 — $0.4 million increase).
Underwriting premium receivables
The total underwriting premium receivable by the Company as at June 30, 2023 was $1,676.8 million (December 31, 2022 — $1,482.4 million). As at June 30, 2023, $5.9 million of the total underwriting premium receivable balance has been due for settlement for more than one year. The Company assesses the recoverability of premium receivables through a review of policies and the concentration of receivables by broker. Allowance for credit losses of $21.6 million as at June 30, 2023 (December 31, 2022 — $25.0 million) for underwriting premiums unlikely to be collected.
Investments and cash and cash equivalents
The Company’s investment policies include specific provisions that limit the allowable holdings of a single issue and issuer. As at June 30, 2023, there were no investments in any single issuer, other than the U.S. government and the Canadian government in excess of 2% of the aggregate investment portfolio.

14.     Reclassifications from Accumulated Other Comprehensive Income

The following table sets out the components of the Company’s AOCI that are reclassified into the condensed consolidated statement of operations for the six months ended June 30, 2023 and 2022:

	Amount Reclassified from AOCI
Details about the AOCI Components	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022	Affected Line Item in the Consolidated Statement of Operations
	($ in millions)
Available for sale:
Realized gains on sale of securities and cash and cash equivalents	$(0.4)	$(2.3)	Realized and unrealized investment gains
Realized losses on sale of securities and cash and cash equivalents	7.2	30.1	Realized and unrealized investment losses
	6.8	27.8	Income/(loss) from operations before income tax
Tax on net realized gains of securities	—	—	Income tax (expense)/benefit
	$6.8	$27.8	Net income/(loss)
Realized derivatives:
Net realized loss on settled derivatives	(4.3)	(6.4)	General, administrative and corporate expenses
Tax on settled derivatives	—	0.6	Income tax (expense)/benefit
	$(4.3)	$(5.8)	Net Income/(loss)

Total reclassifications from AOCI to the statement of operations, net of income tax	$2.5	$22.0	Net income/(loss)

15.    Subsequent Events

In July 2023, we entered into a delayed draw term loan facility for $300 million, which remains undrawn.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following is a discussion and analysis of our financial condition and results of operations for the six months ended June 30, 2023 and 2022. This discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements and related notes contained in this report as well as in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2022 contained in the Company’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 20, 2023 (File No. 001-31909).
This discussion contains forward-looking statements that involve risks and uncertainties and that are not historical facts, including statements about our beliefs and expectations. See Item 3D in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 for more information on factors that could cause actual results to differ materially from the results described in, or implied by, any forward-looking statements contained in this discussion and analysis.

Operating highlights
•Gross written premiums of $2,125.2 million in the six months ended June 30, 2023, a decrease of 9.6% from the six months ended June 30, 2022, primarily due to management’s decision to optimize the portfolio and reduce exposure, offset by rate increases.

•Overall underwriting income of $208.4 million (combined ratio of 83.8%) for the six months ended June 30, 2023, including $53.4 million, or 4.1 percentage points, of pre-tax catastrophe losses related to significant industry events, including floods in New Zealand, Cyclone Gabrielle, wildfires in Chile and other weather-related events. Underwriting income of $156.5 million (combined ratio of 88.2%) for the six months ended June 30, 2022, which included $93.0 million or 7.0 percentage points of pre-tax catastrophe losses, related to significant industry events, including floods in Australia and South Africa, the Russia/Ukraine war and other weather-related events.
•Net favorable development on prior year loss reserves for the six months ended June 30, 2023 of $6.4 million, or 0.5 combined ratio points, compared with net favorable development for the six months ended June 30, 2022 of $7.3 million, or 0.6 combined ratio points.
•Adjusted underwriting income of $196.0 million (adjusted combined ratio of 84.8% for the six months ended June 30, 2023) excludes a gain of $12.4 million for the change in deferred gain on retroactive reinsurance contracts to economically match the loss recoveries under the LPT with the covered reserves. Adjusted underwriting income represents the performance of our business for accident years 2020 onwards, which reflects the underlying underwriting performance of the ongoing portfolio. Adjusted underwriting income of $130.6 million and adjusted combined ratio of 90.2% for the six months ended June 30, 2022 included a net gain of $25.9 million for the change in deferred gain on retroactive reinsurance contracts, net of certain costs related to the LPT contract.
•Our capital markets business contributed total fee income of $60.6 million in the six months ended June 30, 2023, an increase of $13.6 million compared to $47.0 million in the six months ended June 30, 2022. Income from ACM’s activities is allocated to the ceded line of business and serves to reduce acquisition expenses for that business. Total assets under management grew to more than $1,339.0 million as at June 30, 2023, compared with $999.2 million at June 30, 2022.
•Annualized operating return on average equity was 22.2% for the six months ended June 30, 2023 compared with 14.0% in the six months ended June 30, 2022.
Shareholders’ equity. Total shareholders’ equity increased by $190.7 million from $2,358.0 million as at December 31, 2022 to $2,548.7 million as at June 30, 2023, the most significant movements of which were as follows:
•an increase of $14.0 million in other comprehensive income which included $10.7 million of net unrealized gains on available for sale investments, a $7.6 million gain in foreign currency translation on unrealized investments classified as available-for-sale and a $4.3 million net loss in the value of hedged foreign exchange contracts; and
•an increase of $176.7 million in retained earnings due to a net income of $218.9 million off-set by the payments of $20.0 million in dividends on our Ordinary Shares and $22.2 million in dividends on our Preference Shares.
As at June 30, 2023, our total shareholders’ equity included Preference Shares with a total value as measured by their liquidation preferences of $775.0 million less issue costs of $21.5 million (December 31, 2022 — $775.0 million less issue costs of $21.5 million).

Consolidated Group Result

	Six Months Ended
	June 30, 2023	June 30, 2022
	($ in millions, except for percentages)
Underwriting Revenues
Gross written premiums	$2,125.2	$2,351.3
Net premiums written	1,350.5	1,506.1
Net premiums earned	1,287.4	1,327.2
Underwriting Expenses
Losses and loss adjustment expenses	(717.1)	(767.7)
Acquisition costs	(192.9)	(216.5)
General and administrative expenses	(169.0)	(186.5)
Other Income and Expense
Corporate expenses	(53.1)	(43.3)
Non-operating expenses	(10.6)	(3.6)
Net investment income	129.4	88.7
Realized and unrealized investment gains	36.1	2.5
Realized and unrealized investment losses	(18.1)	(128.9)
Change in fair value of derivatives	19.6	(84.9)
Interest expense	(42.9)	(9.1)
Net realized and unrealized foreign exchange (losses)/gains	(13.7)	75.2
Income before income tax	255.1	53.1
Income tax (expense)	(36.2)	(4.7)
Net Income	$218.9	$48.4
Other Metrics
Underwriting income	208.4	156.5
Loss ratio	55.7%	57.8%
Expense ratio	28.1%	30.4%
Combined ratio	83.8%	88.2%
Adjusted combined ratio (1)	84.8%	90.2%
_____________________
(1)    Adjusted combined ratio removes the impact of the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract with the underlying loss development of the subject business of 2019 and prior accident years Adjusted combined ratio represents the performance of our business for accident years 2020 onwards, which we believe better reflects the underlying underwriting performance of the ongoing portfolio.

Gross written premiums.  The following table sets forth the overall change in gross written premiums for our two business segments in the six months ended June 30, 2023 and 2022:

	Gross Written Premiums for the Six Months Ended June 30,
Business Segment	2023		2022
	($ in millions)	% change	($ in millions)
Reinsurance	$875.7	(16.2)%	$1,045.6
Insurance	1,249.5	(4.3)%	1,305.7
Total	$2,125.2	(9.6)%	$2,351.3

Overall gross written premiums decreased by 9.6% in the six months ended June 30, 2023 compared to the six months ended June 30, 2022. Gross written premiums in our reinsurance segment decreased by 16.2% in the six months ended June 30, 2023 compared to the six months ended June 30, 2022 mainly due to management’s decision to discontinue certain lines of business, as well as the impact of planned exposure management initiatives and portfolio optimization, offset by strong rate increases. Gross written premiums in our insurance segment decreased by 4.3% primarily due to management’s decision to reduce writing certain programs, which did not meet our profitability expectations, offset by favorable market conditions in first party and specialty lines, evidenced with new business activity and a strong rate environment.
Ceded written premiums. The following table sets forth the overall change in ceded written premiums for our two business segments in the six months ended June 30, 2023 and 2022:

	Ceded Written Premiums for the Six Months Ended June 30,
Business Segment	2023		2022
	($ in millions)	% change	($ in millions)
Reinsurance	$270.7	3.4%	$261.9
Insurance	504.0	(13.6)%	583.3
Total	$774.7	(8.3)%	$845.2

Total ceded written premiums in the six months ended June 30, 2023 decreased by $70.5 million, or 8.3%, compared to the six months ended June 30, 2022. Changes in our reinsurance program decreased our retention ratio, which is defined as net written premiums as a percentage of gross written premiums, from 64.1% in the six months ended June 30, 2022 to 63.5% in the six months ended June 30, 2023. Ceded reinsurance premiums increased for our reinsurance segment, primarily due to an increase in the level of reinsurance purchased to protect our property catastrophe reinsurance business line. Ceded reinsurance premiums decreased for our insurance segment primarily within casualty and liability, and financial and professional lines due to a change in business mix and the decision to restructure a portion of our outwards reinsurance renewals.
Net premiums earned.  The following table sets forth the overall change in net premiums earned for our two business segments in the six months ended June 30, 2023 and 2022:

	Net Premiums Earned for the Six Months Ended June 30,
Business Segment	2023		2022
	($ in millions)	% change	($ in millions)
Reinsurance	$572.0	(4.8)%	$600.8
Insurance	715.4	(1.5)%	726.4
Total	$1,287.4	(3.0)%	$1,327.2

Net premiums earned decreased by $39.8 million, or 3.0%, in the six months ended June 30, 2023 compared to the six months ended June 30, 2022 due to a $10.9 million increase in gross earned premiums offset by a $50.7 million increase in ceded earned premiums.
Losses and loss adjustment expenses.  We have presented the different components of the loss ratios, including adjusting for the impact of the LPT, which includes changes in retroactive reinsurance contracts as we believe that the presentation of adjusted loss ratios more appropriately reflects the underlying performance. Additionally, we have also presented current year loss ratios, the impact of catastrophe losses and prior year development for accident years that are not covered by the LPT.

	Six Months Ended June 30, 2023
	Reinsurance		Insurance		Total
	Net Loss Expense	Loss Ratio	Net Loss Expense	Loss Ratio	Net Loss Expense	Loss Ratio
	($ in millions)	%	($ in millions)	%	($ in millions)	%
Current accident year losses, excluding catastrophe losses	$259.6	45.4%	$410.5	57.3%	$670.1	52.1%
Catastrophe losses	35.5	6.2	17.9	2.5	53.4	4.1
Prior year (favorable)/ adverse reserve development — Post-LPT years	1.3	0.2	4.7	0.7	6.0	0.5
Adjusted losses and loss adjustment expenses	296.4	51.8	433.1	60.5	729.5	56.7
Impact of LPT and changes in retroactive reinsurance	0.8	0.2	(13.2)	(1.8)	(12.4)	(1.0)
Total losses and loss adjustment expenses	$297.2	52.0%	$419.9	58.7%	$717.1	55.7%

	Six Months Ended June 30, 2022
	Reinsurance		Insurance		Total
	Net Loss Expense	Loss Ratio	Net Loss Expense	Loss Ratio	Net Loss Expense	Loss Ratio
	($ in millions)	%	($ in millions)	%	($ in millions)	%
Current accident year losses, excluding catastrophe losses	$286.9	47.8%	$395.1	54.4%	$682.0	51.4%
Catastrophe losses	73.3	12.2	19.7	2.7	93.0	7.0
Prior year (favorable)/ adverse reserve development — Post-LPT years	22.4	3.7	(3.8)	(0.5)	18.6	1.4
Adjusted losses and loss adjustment expenses	382.6	63.7	411.0	56.6	793.6	59.8
Impact of LPT and changes in retroactive deferred gain	(13.6)	(2.3)	(12.3)	(1.7)	(25.9)	(2.0)
Total losses and loss adjustment expenses	$369.0	61.4%	$398.7	54.9%	$767.7	57.8%
The overall loss ratio for the six months ended June 30, 2023 of 55.7% improved by 2.1 percentage points compared to the six months ended June 30, 2022 and losses and loss adjustment expenses decreased from $767.7 million in the six months ended June 30, 2022 to $717.1 million in the six months ended June 30, 2023. This was mainly due to the following:
Current accident year losses. Current accident year losses contributed $670.1 million or 52.1% percentage points for the six months ended June 30, 2023 compared to $682.0 million or 51.4% percentage points for the six months ended June 30, 2022.
Catastrophe losses. Catastrophe losses contributed $53.4 million or 4.1 percentage points for the six months ended June 30, 2023 compared to $93.0 million or 7.0 percentage points for the six months ended June 30, 2022. Catastrophe losses in the six months ended June 30, 2023 include losses associated with Cyclone Gabrielle, floods in New Zealand, wildfires in Chile and other weather-related events. Catastrophe losses in the six months ended June 30, 2022 were defined as losses associated with floods in Australia and South Africa, the Russia/Ukraine war and other weather-related events.
Prior year development on post-LPT years. Reserve development for accident years 2020 onwards, for the six months ended June 30, 2023, contributed an adverse development of 0.5% towards the overall loss ratio, while for the six months ended June 30, 2022, contributed an adverse development of 1.4% towards the overall loss ratio.
Adjusted losses and loss adjustment expenses and related losses. The adjusted losses and loss adjustment expenses relate to the post-LPT accident years and exclude the change in deferred gain associated with retroactive reinsurance contracts. Adjusted losses and loss adjustment expenses and related losses represents the performance of our business for accident years 2020 onwards, which we believe better reflects the underlying underwriting performance of the ongoing portfolio. The adjusted losses and loss adjustment expenses is the basis on which we report adjusted underwriting income and adjusted combined ratio, as well as the basis in which underwriting income contributes to operating income. Refer to “Reconciliation of Non-U.S. GAAP Financial Measures”, for further details.
Impact of LPT includes the change in the deferred gain recognized in 2023 in relation to the LPT, totaling $12.4 million.
The reinsurance segment loss ratio for the six months ended June 30, 2023 was 52.0% compared to 61.4% in the six months ended June 30, 2022. The decrease was largely due to an improved current accident year result and underlying claim performance together with a decrease in catastrophe losses of $37.8 million, and a $6.7 million increase in reserve releases and impact of LPT year on year. In the six months ended June 30, 2023, there were $35.5 million of net catastrophe losses, including $6.8 million from Cyclone Gabrielle, $7.7 million from floods in New Zealand, $4.6 million from wildfires in Chile and $16.4 million of other weather-related events. In the six months ended June 30, 2022, we experienced $73.3 million of net catastrophe losses, associated with losses from floods in Australia and South Africa and other weather-related events and also included $21.5 million of losses from the Russia/Ukraine war.
The insurance segment loss ratio for the six months ended June 30, 2023 was 58.7% compared to 54.9% in the six months ended June 30, 2022. The increase in the loss ratio in the six months ended June 30, 2023 was due to an increase in the current accident year loss ratio resulting primarily from an increase in claims handling provision and higher losses due to the potential impact of social and economic inflation, together with a $7.6 million reduction in impact of LPT and favorable reserve development year on year, from a $16.1 million reserve release in the six months ended June 30, 2022 to a $8.5 million reserve release in the six months ended June 30, 2023, offset by a $1.8 million decrease in catastrophe losses. In the six months ended June 30, 2023, the insurance segment experienced $17.9 million of net catastrophe losses, due to weather-related events. In the six months ended June 30, 2022, our insurance segment experienced $19.7 million of net catastrophe losses, which included $3.5 million from Storm Dudley and $15.5 million from other weather-related events.

Acquisition, general and administrative expenses.  We monitor the ratio of expenses to net earned premium as a measure of the cost effectiveness of our acquisition costs, and general and administrative expenses. The tables below present the contribution of the acquisition costs and general and administrative expenses to the net expense ratios for the six months ended June 30, 2023, and 2022.

	For the Six Months Ended June 30, 2023
Ratios Based on Net Earned Premium	Reinsurance	Insurance	Total
Net acquisition cost ratio	18.5%	12.2%	15.0%
General and administrative expense ratio	10.2%	15.5%	13.1%
Total expense ratio	28.7%	27.7%	28.1%

	For the Six Months Ended June 30, 2022
Ratios Based on Net Earned Premium	Reinsurance	Insurance	Total
Net acquisition cost ratio	20.7%	12.7%	16.3%
General and administrative expense ratio	11.6%	16.1%	14.1%
Total expense ratio	32.3%	28.8%	30.4%

Net acquisition cost ratio improved from 16.3% in the six months ended June 30, 2022 to 15.0% in the six months ended June 30, 2023. This improvement was primarily driven by an increase in fee income derived from Aspen Capital Markets, which increased by $13.6 million in comparison to prior period. Fee income from Aspen Capital Market’s activities is primarily allocated to the ceded line of business and serves to reduce acquisition expenses for that business.
General and administrative expense ratio improved from 14.1% in the six months ended June 30, 2022 to 13.1% in the six months ended June 30, 2023. This decrease of $17.5 million from $186.5 million in the six months ended June 30, 2022 to $169.0 million in the six months ended June 30, 2023 is primarily driven by the favorable year over year foreign exchange rates, coupled with various cost saving initiatives.

Aspen Capital Markets. ACM sources capital and develops alternative reinsurance structures to leverage the Company’s underwriting and analytical expertise and earns management and performance fees from third party investors primarily through the placement and management of ILS funds and other offerings.
The following table sets forth a summary of fee income and assets under management with respect to our ACM activity, for the six months ended June 30, 2023 and 2022. The increase in fee income is due to the growth achieved in the third-party managed capital and managed earned premium.

	For the Six Months Ended June 30,
ACM (in $ millions)	2023	2022
Fee income (1)	$60.6	$47.0
	As at June 30,
	2023	2022
Assets under management (Managed third-party capital)	$1,339.0	$999.2
_______________
(1) Fee income earned through third party capital management activities is primarily recorded through underwriting income/(loss) as a decrease to acquisition expenses.
Combined ratio. We monitor the ratio of losses and loss adjustment expenses, acquisition costs and general and administrative expenses to net earned premium (the “combined ratio”) as a measure of relative performance. The combined ratios for our two business segments for the six months ended June 30, 2023 and 2022 were as follows:

	Combined Ratios for the Six Months Ended June 30,
Business Segment	2023	2022
Reinsurance	80.7%	93.7%
Insurance	86.4%	83.7%
Total (1)	83.8%	88.2%
Adjusted total combined ratio (2)	84.8%	90.2%

(1)     The total combined ratio excludes the impact from corporate expenses and non-operating expenses.
(2)    Adjusted combined ratio removes the impact of the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract with the underlying loss development of the subject business of 2019 and prior accident years. Adjusted losses and loss adjustment expenses and related losses represents the performance of our business for accident years 2020 onwards, which we believe better reflects the underlying underwriting performance of the ongoing portfolio.

The adjusted combined ratio for the six months ended June 30, 2023 of 84.8% improved from 90.2% in the six months ended June 30, 2022 due to decreases in the loss ratio, net acquisition cost ratio, and general and administrative expense ratio. The decrease in the loss ratio was primarily due to a reduction in current accident year losses and a decrease in catastrophe losses. The decrease in the net acquisition cost ratio was primarily driven by an increase in fee income derived from Aspen Capital Markets, which increased by $13.6 million in comparison to prior period. The decrease in the general and administrative expense ratio was primarily driven by the favorable year over year foreign exchange rates, coupled with various cost saving initiatives.
Corporate expenses. In the six months ended June 30, 2023, we incurred corporate expenses of $53.1 million (June 30, 2022 — $43.3 million). The increase in corporate expense in the six months ended June 30, 2023 compared to the six months ended June 30, 2022 was due to higher staff costs, higher temporary contractors in relation to IT and organizational change related costs, and higher letter of credit (“LOC”) charges.
Investment gains. Total net realized and unrealized investment gains for the six months ended June 30, 2023 were $18.0 million (June 30, 2022 — losses of $126.4 million), which included $16.2 million of unrealized gains (June 30, 2022 — losses of $80.7 million). The change in net realized and unrealized investment gains and losses is a result of mark to market valuations, predominantly driven by credit spread reduction in our government, corporate bond and structured credit portfolios and lower allocations to rate sensitive asset classes.

Net investment income.  In the six months ended June 30, 2023, net investment income was $129.4 million, an increase of 45.9% from the prior year (June 30, 2022 — $88.7 million), largely as a result of active repositioning of our investments during 2022 and continuing benefits from a higher rate environment, higher income from floating rate assets and the reinvestment of maturing assets. The investment portfolio in the six months ended June 30, 2023 comprised largely of interest income generating fixed income securities.
Change in fair value of derivatives. We use foreign exchange contracts to manage foreign currency risk. A foreign exchange contract involves an obligation to purchase or sell a specified currency at a future date at a price set at the time of the contract. Foreign exchange contracts will not eliminate fluctuations in the value of our assets and liabilities denominated in foreign currencies, but rather allow us to establish a rate of exchange for a future point in time.
As at June 30, 2023, we held foreign exchange contracts that were not designated as hedging under ASC 815 - “Derivatives and Hedging” with a notional amount of $1,884.0 million (December 31, 2022 — $1,675.3 million). The foreign exchange contracts are recorded as derivative assets or derivative liabilities in the consolidated balance sheet with changes recorded as a change in fair value of derivatives in the statement of operations. For the six months ended June 30, 2023, the impact of foreign exchange contracts on net income was a gain of $19.6 million (June 30, 2022 — loss of $84.9 million), attributable to foreign exchange contracts that had a gain of $11.3 million, and an additional gain within the LPT embedded derivative of $8.3 million.
As at June 30, 2023, we held foreign exchange contracts that were designated as hedges under ASC 815 with an aggregate notional amount of $54.7 million (December 31, 2022 — $109.7 million). The foreign exchange contracts are recorded as derivative assets in the consolidated balance sheet with the effective portion recorded in other comprehensive income and the ineffective portion recorded as a change in fair value of derivatives in the consolidated statement of operations. The contracts are effective and therefore the movement in other comprehensive income representing the effective portion for the six months ended June 30, 2023 was a loss of $4.3 million (June 30, 2022 — loss of $6.4 million).
As the foreign exchange contracts settle, the realized gain or loss is reclassified from other comprehensive income into general administrative and corporate expenses of the consolidated statement of operations and other comprehensive income. For the six months ended June 30, 2023, the amount recognized within general, administration and corporate expenses for settled foreign exchange contracts was a realized loss of $3.7 million (June 30, 2022 — gain of $2.8 million).
Interest expense. Interest expense of $42.9 million in the six months ended June 30, 2023 represents the interest on the 2023 Senior Notes of $7.2 million and interest payable of 1.75% plus a variable interest charge on the funds withheld account on the LPT contract with Enstar of $35.7 million. Interest expense of $9.1 million in the six months ended June 30, 2022 represents the interest on the 2023 Senior Notes of $7.2 million and interest payable on the funds withheld account on the LPT contract with Enstar of $1.9 million.
Income before tax. In six months ended June 30, 2023, income before tax was $255.1 million (June 30, 2022 — income of $53.1 million).
Income tax expense.  There was an income tax expense for the six months ended June 30, 2023 of $36.2 million compared to an income tax expense of $4.7 million in the six months ended June 30, 2022.
The effective tax rate (defined as the tax charge or credit, divided by the profit or loss before tax), for the six months ended June 30, 2023, on profit before tax was 14.2% (June 30, 2022 — 8.9%). Prior to 2023, the effective tax rate on U.S. profits was decreased by the utilization of brought forward net operating losses that had a full valuation allowance recorded.
The effective tax rate is impacted by the relative profitability of the business underwritten in Bermuda, the United Kingdom and the United States, all of which have different corporate/federal tax rates.
Other comprehensive income. Total other comprehensive income increased by $14.0 million (June 30, 2022 — $312.0 million decrease), net of taxes, for the six months ended June 30, 2023. The increase in total other comprehensive income includes a net unrealized gain of $10.7 million in the available for sale investment portfolio (June 30, 2022 — $286.5 million net unrealized loss). The net unrealized loss in June 30, 2022 was attributable to the impact of rising interest rates on our bond portfolios. The increase was further due to an unrealized gain in foreign currency translation on available for sale investments of $7.6 million (June 30, 2022 — $19.7 million unrealized loss) largely attributable to the impact from the continued strengthening of the British Pound and the Euro against the U.S. dollar, offset by a $4.3 million unrealized loss (June 30, 2022 — $5.8 million unrealized loss) on the hedged derivative contracts.

Underwriting Results by Business Segment
We are organized into two business segments, namely Reinsurance and Insurance. We have determined our reportable segments, Reinsurance and Insurance, by taking into account the manner in which the chief operating decision maker determines operating decisions and assesses operating performance. Profit or loss for each of the business segments is measured by underwriting income or loss. Underwriting profit is the excess of net earned premiums over the sum of losses and loss expenses, acquisition costs and general and administrative expenses. Underwriting income or loss provides a basis for management to evaluate the segment’s underwriting performance.
Management measures segment results on the basis of the combined ratio, which is obtained by dividing the sum of the losses and loss expenses, acquisition costs and operating and administrative expenses by net premiums earned. Other than corporate expenses, indirect operating and administrative expenses are allocated to business segments predominantly based on each segment’s proportional share of gross earned premiums.
Non-underwriting disclosures. We provide additional disclosures for corporate and other (non-operating) income and expenses. Corporate and other income and expenses include net investment income, net realized and unrealized investment gains or losses, expenses associated with managing the Aspen Group, certain strategic and other costs, changes in fair value of derivatives and changes in fair value of loan notes issued by variable interest entities, interest expense, net realized and unrealized foreign exchange gains or losses and income taxes, which are not allocated to the business segments. Corporate expenses are not allocated to our business segments as they typically do not fluctuate with the levels of premiums written and are not directly related to our segment operations.
We do not allocate our assets by business segment as we evaluate underwriting results of each segment separately from the results of our investment portfolio. Segment profit or loss for each of our business segments is measured by underwriting income or loss. Refer to Note 3 of our unaudited condensed consolidated financial statements, “Segment Reporting” for information on gross and net premiums written and earned, underwriting income or loss, and combined ratios and reserves for each of our business segments.

Reinsurance
Our reinsurance segment consists of property catastrophe reinsurance, other property reinsurance, casualty reinsurance and specialty reinsurance. For a more detailed description of this segment, refer to Item 4A “Business Segments — Reinsurance” in the Company’s 2022 Annual Report on Form 20-F with the SEC.
Gross written premiums.  The table below shows our gross written premiums for each line of business in our reinsurance segment for the six months ended June 30, 2023 and 2022 and the percentage change in gross written premiums for each line of business:

	For the Six Months Ended June 30,
Lines of Business	2023		2022
	($ in millions)	% change	($ in millions)
Property catastrophe reinsurance	$269.1	4.3%	$258.1
Other property reinsurance	209.0	(17.8)%	254.4
Casualty reinsurance	297.0	(9.7)%	328.8
Specialty reinsurance	100.6	(50.8)%	204.3
Total	$875.7	(16.2)%	$1,045.6
The increase in gross written premiums in the six months ended June 30, 2023 compared to June 30, 2022 in property catastrophe reinsurance was primarily due to a stronger rate environment. The decrease in other property reinsurance, casualty reinsurance and specialty reinsurance is mainly due to management’s decision to discontinue writing space, aviation, and bloodstock business since June 30, 2022, as well as the impact of planned exposure management initiatives and portfolio optimization, which have been offset by strong rate increases.
Ceded written premiums. Total ceded written premiums in the six months ended June 30, 2023 were $270.7 million, an increase of $8.8 million compared to June 30, 2022. This was due to an increase in the level of reinsurance purchased protecting our property catastrophe reinsurance business lines, reflecting the increase in exposures assumed.
Net premiums earned. Net premiums earned decreased by $28.8 million, or 4.8%, in the six months ended June 30, 2023 compared to the six months ended June 30, 2022, reflecting the decrease in gross written premiums and increase in the level of reinsurance to reduce exposure volatility.

Losses and loss adjustment expenses. The net loss ratio was 52.0% in the six months ended June 30, 2023, a decrease of 9.4 percentage points compared to 61.4% in the six months ended June 30, 2022. This was mainly due to the following:
Current accident year loss ratio excluding catastrophe losses for the six months ended June 30, 2023 of 45.4%, decreased by 2.4 percentage points compared to the six months ended June 30, 2022 of 47.8%, primarily due to improved current accident year result, including the impact of favorable premium adjustments and underlying claim performance.
Catastrophe losses decreased from $73.3 million in the six months ended June 30, 2022 to $35.5 million in the six months ended June 30, 2023, improving the loss ratio by 6.0 percentage points. In the six months ended June 30, 2023, there were $35.5 million of net catastrophe losses, including $6.8 million from Cyclone Gabrielle, $7.7 million from floods in New Zealand, $4.6 million from wildfires in Chile and $16.4 million of other weather-related events.
In the six months ended June 30, 2022, the net catastrophe losses of $73.3 million included $21.5 million from the Russia/Ukraine war, $26.5 million from Australian floods, $8.5 million from South African floods and $16.8 million of other weather-related events.
Prior year development on post-LPT years totaled unfavorable development of $1.3 million in the current period compared with unfavorable development of $22.4 million in the six months ended June 30, 2022. This reduction in unfavorable development resulted in a reduction in the loss ratio of 3.5 percentage points.
Impact of LPT include an unfavorable movement of $0.8 million in the current period compared with favorable development of $13.6 million in the six months ended June 30, 2022. This reflects the movement in the deferred gain on retroactive contracts.
Acquisition, general and administrative expenses. Net acquisition costs were $105.7 million for the six months ended June 30, 2023, equivalent to 18.5% of net premiums earned (June 30, 2022  — $124.1 million or 20.7% of net premiums earned). The $18.4 million decrease in the acquisition costs were mainly attributable to reductions in net acquisition costs in specialty reinsurance and other property reinsurance lines of business.
Our general and administrative expenses decreased by $11.3 million from $69.7 million in the six months ended June 30, 2022 to $58.4 million in the six months ended June 30, 2023. Our general and administrative expense ratio was 10.2% in the six months ended June 30, 2023 compared to 11.6% in the six months ended June 30, 2022 largely driven by the favorable year over year foreign exchange rates, coupled with various cost saving initiatives.

Insurance
Our insurance segment consists of casualty and liability insurance, first party and specialty insurance, financial and professional lines insurance, and Carbon Syndicate. For a more detailed description of this segment, refer to Item 4A “Business Segments — Insurance” in the Company’s 2022 Annual Report on Form 20-F with the SEC.
Gross written premiums.  The table below shows our gross written premiums for each line of business for the six months ended June 30, 2023 and 2022 and the percentage change in gross written premiums for each line:

	For the Six Months Ended June 30,
Lines of Business	2023		2022
	($ in millions)	% change	($ in millions)
First party and specialty insurance (1)	$377.3	(1.9)%	$384.8
Casualty and liability insurance	321.5	(9.0)%	353.3
Financial and professional lines insurance	550.7	(3.0)%	567.6
Total	$1,249.5	(4.3)%	$1,305.7
____________
(1) Includes our share of premiums written through Carbon Syndicate 4747.

The decrease in gross written premiums in the six months ended June 30, 2023 compared to the six months ended June 30, 2022 in first party and specialty insurance was largely attributable to our decision to reduce writing certain programs, which did not meet our profitability expectations. This was offset by favorable market conditions in U.S. property, evidenced by new business activity and a strong rate environment. The decrease in gross written premiums in casualty and liability insurance was primarily due to managements planned initiatives to reduce exposure and optimize the portfolio, and an overall slowdown and increased competition in certain lines of business. The decrease in financial and professional lines insurance was mainly attributable to, among other factors, the withdrawal from specific binders, and experiencing softening market conditions, resulting in lower renewal retention and a declining rate, partially offset by additional premium from new cross class binders.
Ceded written premiums. Total ceded written premiums for the six months ended June 30, 2023 was $504.0 million, a decrease of $79.3 million from the six months ended June 30, 2022. Retention ratio increased from 55.3% in the six months ended June 30, 2022 to 59.7% in the six months ended June 30, 2023 as a result of changes in our reinsurance program. Ceded written premiums decreased primarily within casualty and liability, and financial and professional lines due to a change in business mix and the decision to restructure a portion of our outwards reinsurance renewals.
Net premiums earned.  Net premiums earned decreased by $11.0 million, or 1.5%, in the six months ended June 30, 2023 compared to the six months ended June 30, 2022 largely due to a decrease in gross written premium written within the period, offset by a reduction in ceded written premium.
Losses and loss adjustment expenses. The net loss ratio in the six months ended June 30, 2023 was 58.7%, an increase of 3.8 percentage points compared to 54.9% in the six months ended June 30, 2022. This was mainly due to the following:
Current accident year loss ratio excluding catastrophe losses for the six months ended June 30, 2023 of 57.3% increased by 2.9 percentage points compared to the six months ended June 30, 2022 primarily due to an increase in claims handling provision and higher losses due to the potential impact of social and economic inflation, in comparison to the six months ended June 30, 2022.
Catastrophe losses decreased from $19.7 million in the six months ended June 30, 2022 to $17.9 million in 2023, improving the loss ratio by 0.2 percentage points. In the six months ended June 30, 2023, the net catastrophe losses of $17.9 million included weather-related events, while the six months ended June 30, 2022 included $3.5 million from Storm Dudley and $15.0 million from other weather-related events.
Prior year development on post-LPT years totaled unfavorable development of $4.7 million in the current period compared with favorable development of $3.8 million in the six months ended June 30, 2022. This reduction in favorable development resulted in an increase in the loss ratio of 1.2 percentage points, primarily due to unfavorable underlying loss experience.
Impact of LPT included a favorable movement of $13.2 million or 1.8 percentage points in the current period compared with favorable development of $12.3 million in the six months ended June 30, 2022. This reflects the movement in the deferred gain on retroactive contracts.
Acquisition, general and administrative expenses.  Net acquisition costs were $87.2 million in the six months ended June 30, 2023, equivalent to 12.2% of net premiums earned (June 30, 2022 — $92.4 million or 12.7% of net premiums earned). The decrease in the acquisition cost ratio in the six months ended June 30, 2023 was primarily driven by an increase in fee income derived from Aspen Capital Markets, partially offset by an increase in acquisition costs in financial and professional lines.
Our general and administrative expenses decreased by $6.2 million to $110.6 million in the six months ended June 30, 2023 from $116.8 million in the six months ended June 30, 2022. Our general and administrative expense ratio was 15.5% in the six months ended June 30, 2023 compared to 16.1% in the six months ended June 30, 2022 due to favorable year over year foreign exchange rates and a reduction in IT related costs.

Balance Sheet
Total cash and investments
As at June 30, 2023 and December 31, 2022, total cash and investments, including accrued interest receivable were $7.4 billion and $7.1 billion, respectively. Total cash and investments increased mainly due to an increase in operating cash flow compared to prior year, the increase in the fair value of investments during the year, including $12.3 million unrealized gain on available for sale investments, $18.0 million unrealized/realized gain on trading investments and available for sale investments, offset by payments of ordinary and preference dividends of $42.2 million. Our investment strategy is focused on delivering stable investment income and total return through all market cycles while maintaining appropriate portfolio liquidity and credit quality to meet the requirements of our customers, rating agencies and regulators.
As of June 30, 2023, a significant majority of funds available for investment were deployed in a widely diversified portfolio of high quality, investment grade securities, including U.S. government, corporate and U.S. agency mortgage-backed bonds. As part of our Strategic Asset Allocation, we also invest a portion of our portfolio in return seeking assets such as unrated private fixed and floating rate investments, and other specialty classes. These securities generally pay a higher rate of interest or return and may have a higher degree of credit or default risk, or less liquidity.
The duration of total fixed income securities (the aggregate of available for sale and trading) as at June 30, 2023 was 2.7 years compared to 3.0 years as at December 31, 2022. In addition, as at June 30, 2023, the average credit rating of these fixed income securities was “AA-,” with 84.7% being rated “A” or higher. The average rating of our mortgage-backed securities was AA+. As at December 31, 2022, the average credit rating of our fixed income securities portfolio was “AA-,” with 85.4% being rated “A” or higher. The average credit rating is calculated using the Bloomberg Barclays Index credit quality methodology.
Our “Managed Portfolio” is comprised of our cash and investments, excluding catastrophe bonds and funds held by variable interest entities. As at June 30, 2023, the Company had a 2.9% allocation to real estate funds and a 5.4% allocation to middle market loans (“MML”) and commercial mortgage loans (“CML”), representing in total 8.3% of our Managed Portfolio. As at December 31, 2022, the Company had a 3.1% allocation to real estate funds and a 6.0% allocation to MML and CML representing in total 9.1% of our Managed Portfolio.
Cumulative unrealized losses in the available for sale investment portfolio, net of taxes, were $322.5 million as at June 30, 2023, a decrease of $10.7 million from the net $333.2 million unrealized losses as at December 31, 2022.
As at June 30, 2023, we had investments in three entities classified as other investments, equity method: a micro-insurance incubator (“MVI”), a multi-line reinsurer (“Multi-line Reinsurer”) and Digital Risk Resources, LLC. During 2023, the Company invested additional capital of $0.4 million in Multi-line Reinsurer (December 31, 2022 — $1.6 million). The aggregate value of these investments as at June 30, 2023, was $7.0 million (December 31, 2022 — $6.2 million). For further information regarding these investments, refer to Note 4 of our unaudited condensed consolidated financial statements, “Investments” for additional details.
As at June 30, 2023, the aggregate current fair value of the real estate funds investments was $213.4 million (December 31, 2022 — $221.3 million). For further information regarding these investments, refer to Note 4 of our unaudited condensed consolidated financial statements, “Investments” for additional details.

The composition of our cash and investments as at June 30, 2023 and December 31, 2022 is summarized below:

	As at June 30, 2023		As at December 31, 2022
	Estimated Fair Value	Percentage of Total Cash and Investments	Estimated Fair Value	Percentage of Total Cash and Investments
	($ in millions except for percentages)
Fixed Income Securities — Available for Sale
U.S. government	$1,013.8	13.8%	$953.0	13.5%
U.S. agency	8.2	0.1	8.8	0.1
Municipal	149.5	2.0	149.5	2.1
Corporate	1,875.9	25.6	1,845.0	26.2
Non-U.S. government-backed corporate	110.9	1.5	110.4	1.6
Foreign government	269.2	3.7	213.6	3.1
Non-agency commercial mortgage-backed	5.7	0.1	5.6	0.1
Agency mortgage-backed	475.0	6.5	502.7	7.1
Total Fixed Income Securities — Available for Sale	$3,908.2	53.3%	$3,788.6	53.8%
Fixed Income Securities — Trading
U.S. government	235.0	3.2%	261.6	3.7%
Municipal	3.1	—	3.6	0.1
Corporate	165.4	2.3	162.1	2.3
High yield loans	86.6	1.2	88.3	1.2
Non-U.S. government-backed corporate	9.6	0.1	11.6	0.2
Foreign government	34.1	0.5	30.4	0.4
Asset-backed	924.6	12.6	896.5	12.7
Agency mortgage-backed securities	20.1	0.3	21.4	0.3
Total Fixed Income Securities — Trading	$1,478.5	20.2%	$1,475.5	20.9%
Total other investments, equity method	7.0	0.1	6.2	0.1
Total other investments (1)	213.4	2.9	221.3	3.1
Total catastrophe bonds — trading	2.4	—	2.9	0.1
Privately-held investments — Trading
Commercial mortgage loans	295.0	4.0	312.1	4.4
Middle market loans	102.1	1.4	106.9	1.5
Asset-backed securities	58.4	0.8	66.8	0.9
Global corporate securities	14.8	0.2	14.9	0.2
Equity securities	12.1	0.2	6.6	0.1
Short-term investments	—	—	25.6	0.4
Total Privately-held investments — Trading	$482.4	6.6%	$533.0	7.6%
Total short-term investments — available for sale	169.3	2.3	52.0	0.7
Total short-term investments — trading	11.0	0.1	6.3	0.1
Total cash and cash equivalents	1,061.5	14.5	959.2	13.6
Total Cash and Investments	$7,333.7	100.0%	$7,045.0	100.0%
Net (payable)/receivable for securities sold	$(29.5)		$20.4
Accrued interest receivable	48.7		44.9
Total Investable Assets	$7,352.9		$7,096.5
__________________
(1)     Total other investments represents our investments in real estate, infrastructure and direct lending funds. For further information refer to Note 4 our unaudited condensed consolidated financial statements, “Investments.”

Our mortgage-backed portfolio is supported by loans diversified across a number of geographic and economic sectors. The following table summarizes the fair value of our mortgage-backed securities by rating and class as at June 30, 2023:

	AAA	AA+	Total
	($ in millions)
Agency	$—	$495.0	$495.0
Non-agency commercial	—	5.8	5.8
Total mortgage-backed securities	$—	$500.8	$500.8
The average rating of our mortgage-backed portfolio was AA+.
As at June 30, 2023, the Company had invested $12.1 million in equity securities in privately-held investments, as part of the Company’s strategic asset allocation (December 31, 2022 — $6.6 million). We had no other investments in equity securities as at June 30, 2023 (December 31, 2022 — no other investments in equity securities).

Reserves for Losses and Loss Adjustment Expenses
Provision is made at the end of each year for the estimated ultimate cost of claims incurred but not settled at the balance sheet date, including the cost of IBNR claims and development of existing reported claims. The estimated cost of claims includes expenses to be incurred in settling claims and a deduction for the expected value of salvage and other recoveries. Estimated amounts recoverable from reinsurers on unpaid losses and loss adjustment expenses are calculated to arrive at a net claims reserve.
Reserves by segment.  As at June 30, 2023, we had total net loss and loss adjustment expense reserves of $3,082.9 million (December 31, 2022 — $2,813.2 million). This amount represented our best estimate of the ultimate liability for payment of losses and loss adjustment expenses. Of the total gross reserves for unpaid losses of $7,740.9 million at the balance sheet date of June 30, 2023, a total of $4,454.2 million, or 57.5%, represented IBNR claims (December 31, 2022 — $4,323.1 million and 56.1%, respectively). The following tables analyze gross and net loss and loss adjustment expense reserves by business segment as at June 30, 2023 and December 31, 2022, respectively:

	As at June 30, 2023
Business Segment	Gross	Reinsurance Recoverable	Net
	($ in millions)
Reinsurance	$3,271.4	$(1,830.2)	$1,441.2
Insurance	4,469.5	(2,827.8)	1,641.7
Total losses and loss expense reserves	$7,740.9	$(4,658.0)	$3,082.9

	As at December 31, 2022
Business Segment	Gross	Reinsurance Recoverable	Net
	($ in millions)
Reinsurance	$3,350.5	$(1,989.8)	$1,360.7
Insurance	4,360.4	(2,907.9)	1,452.5
Total losses and loss expense reserves	$7,710.9	$(4,897.7)	$2,813.2
Within reinsurance recoverables we have recognized $1,877.3 million of recoverables on the LPT as at June 30, 2023 (December 31, 2022 — $2,132.0 million)
The gross reserves may be further analyzed between outstanding claims and IBNR as at June 30, 2023 and December 31, 2022 as follows:

	As at June 30, 2023
	Gross Case Reserves	Gross IBNR	Gross Reserve	% IBNR
	($ in millions, except for percentages)
Reinsurance	$1,612.8	$1,658.6	$3,271.4	50.7%
Insurance	1,673.9	2,795.6	4,469.5	62.5%
Total losses and loss expense reserves	$3,286.7	$4,454.2	$7,740.9	57.5%

	As at December 31, 2022
	Gross Case Reserves	Gross IBNR	Gross Reserve	% IBNR
	($ in millions, except for percentages)
Reinsurance	$1,750.9	$1,599.6	$3,350.5	47.7%
Insurance	1,636.9	2,723.5	4,360.4	62.5%
Total losses and loss expense reserves	$3,387.8	$4,323.1	$7,710.9	56.1%
Prior year loss reserves.  For the six months ended June 30, 2023, there was an overall (decrease) in our estimate of ultimate net claims to be paid in respect of prior accident years. An analysis of this overall net increase/(decrease) by business segment is as follows for each of the six months ended June 30, 2023 and 2022.

	For the Six Months Ended
Business Segment	June 30, 2023	June 30, 2022
	($ in millions)
Reinsurance	$2.1	$8.8
Insurance	(8.5)	(16.1)
Total losses and loss expense reserves changes	$(6.4)	$(7.3)
For the six months ended June 30, 2023. The analysis of the development by each segment is as follows:
Reinsurance. Net reserve strengthening of $2.1 million in the six months ended June 30, 2023, primarily from adverse prior year development of $1.3 million within the property catastrophe and other reinsurance lines of business and the unfavorable movement of the deferred gain on 2019 and prior accident years of $0.8 million.
Insurance. Net favorable reserve development of $8.5 million in the six months ended June 30, 2023, mainly due to the favorable movement of $13.2 million in the deferred gain on retroactive contracts, offset by adverse prior year development of $4.7 million on accident years 2020 onwards.
For the six months ended June 30, 2022. The analysis of the development by each segment is as follows:
Reinsurance. Net reserve strengthening of $8.8 million in the six months ended June 30, 2022, due to adverse prior year development of $22.4 million offset by the favorable movement of $13.6 million on the deferred gain on the LPT.
Insurance. Net favorable reserve development of $16.1 million in the six months ended June 30, 2022, due to favorable prior year development of $3.8 million on accident years 2020 onwards, together with a favorable movement on the deferred gain on the LPT of $12.3 million.
We did not make any significant changes in methodologies used in our reserving process between the six months ended June 30, 2022 and six months ended June 30, 2023.

Reinsurance Premiums Payable
Reinsurance Premiums Payable.  As at June 30, 2023, we had reinsurance premiums payables totaling $1,833.7 million compared to $1,980.1 million as at December 31, 2022, a decrease of $146.4 million, primarily driven by the reduction in the funds withheld related to the loss portfolio transfer (“LPT”) contract.

B. Liquidity and Capital Resources
Liquidity
Liquidity is a measure of a company’s ability to generate cash flows sufficient to meet short-term and long-term cash requirements of its business operations. Management monitors the liquidity of Aspen Holdings and of each of its Operating Subsidiaries and arranges credit facilities to enhance short-term liquidity and capital resources on a stand-by basis. As a holding company, Aspen Holdings relies on dividends and other distributions from its Operating Subsidiaries to provide cash flow to meet ongoing cash requirements, including claims settlements, any future debt service payments and other expenses, and to pay dividends, if any, to our preference and ordinary shareholders.
As at June 30, 2023, Aspen Holdings held $92.6 million (December 31, 2022 — $84.9 million) of cash, cash equivalents and investments. Management considers the current cash and cash equivalents, together with dividends declared or expected to be declared by subsidiary companies and our credit facilities, sufficient to appropriately satisfy planned and expected liquidity requirements of Aspen Holdings for the remainder of 2023 and in light of liquidity projections for the period thereafter. Aspen Holdings’ liquidity depends on dividends, capital distributions and interest payments from our Operating Subsidiaries.
Operating Subsidiaries. As at June 30, 2023, the Operating Subsidiaries held $1,181.6 million (December 31, 2022 — $869.1 million) in cash and short-term investments that are readily realizable securities. Management monitors the value, currency and duration of cash and investments held by the Operating Subsidiaries to ensure they are able to meet their insurance and other liabilities as they become due and was satisfied that there was a comfortable margin of liquidity as at June 30, 2023 and for the foreseeable future.
On an ongoing basis, our Operating Subsidiaries’ sources of funds primarily consist of premiums written, investment income and proceeds from sales and redemptions of investments. Cash is used primarily to pay reinsurance premiums, losses and loss adjustment expenses, brokerage commissions, general and administrative expenses, taxes, interest and dividends and to purchase new investments. The potential for individual large claims and for accumulations of claims from single events means that substantial and unpredictable payments may need to be made within relatively short periods of time.
For all material currencies in which our underwriting activities are written we ensure that sufficient cash and short-term investments are held in such currencies to enable us to meet potential claims without liquidating long-term investments and adversely affecting our investment return. This follows the matching principle which matches our assets and liabilities in currency to mitigate foreign currency risk whenever possible.
We manage these risks by making regular forecasts of the timing and amount of expected cash outflows and ensuring that we maintain sufficient balances in cash and short-term investments to meet these estimates. Notwithstanding this policy, if these cash flow forecasts are incorrect, we could be forced to liquidate investments prior to maturity, potentially at a significant loss. Historically, we have not had to liquidate investments at a significant loss to maintain sufficient levels of liquidity.
Where we incur losses in currencies which are not normally held, we will convert funds into the appropriate currencies to mitigate our currency risk and also make funds available to settle claims in local currencies as and when they become due. For local regulatory reasons, we hold assets in trusts which limits our liquidity to some degree. The process of matching assets with liabilities in currency means, however, that at any one time we will hold cash and short-term assets in all major currencies which are available to settle claims.
The liquidity of our Operating Subsidiaries is also affected by the terms of our contractual obligations to policyholders and by undertakings to certain regulatory authorities to facilitate the issue of letters of credit or maintain certain balances in trust funds for the benefit of policyholders, or restricted for other reasons. The following table shows the forms of collateral or other security provided in respect of these obligations and undertakings as at June 30, 2023 and December 31, 2022:

	As at June 30, 2023	As at December 31, 2022
	($ in millions, except percentages)
Regulatory trusts and deposits:
Affiliated transactions	$617.0	$707.1
Third party	2,773.8	2,817.7
Letters of credit / guarantees	266.5	471.3
Total restricted assets (excluding illiquid assets)	3,657.3	3,996.1
Other investments — illiquid assets	213.4	221.3
Total restricted assets and illiquid assets	$3,870.7	$4,217.4
Total as percent of cash and invested assets	52.6%	59.4%
Refer to Note 12(a), “Commitments and Contingencies — Restricted Assets” of our consolidated financial statements for further detail on our trust fund balances which we are required to maintain in accordance with contractual obligations to policyholders and in compliance with regulatory requirements.
Consolidated cash flows for the six months ended June 30, 2023. Total net cash flow from operations for the six months ended June 30, 2023 was $264.6 million, a $159.8 million increase in cash flow from the equivalent period in 2022. We paid net claims of $469.4 million in 2023 and utilized cash of $124.5 million for investing during the period.
Cash flow from financing activities were an outflow of $42.2 million, due to the payment of ordinary and preference share dividends of $42.2 million. At June 30, 2023, we had a balance of cash and cash equivalents of $1,061.5 million.

Capital Resources
We maintain our capital at an appropriate level as determined by our internal risk appetite and the financial strength required by our customers, regulators and rating agencies, sufficient to address such capital requirements during 2023 and in light of projected capital requirements for the period thereafter. We monitor and review the Aspen Group and the Operating Entities’ capital and liquidity positions on an ongoing basis. The following table shows our capital structures as at June 30, 2023 compared to December 31, 2022:

	As at June 30, 2023	As at December 31, 2022
	($ in millions)
Share capital, additional paid-in capital, retained income and accumulated other comprehensive income attributable to ordinary shareholders	$1,795.2	$1,604.5
Preference shares (liquidation preferences net of issue costs)	753.5	753.5
Short-term debt	299.9	299.9
Total capital	$2,848.6	$2,657.9

As at June 30, 2023, total shareholders’ equity was $2,548.7 million compared to $2,358.0 million as at December 31, 2022. Our total shareholders’ equity as at June 30, 2023 includes three classes of preference shares with a total value as measured by their respective liquidation preferences of $775.0 million less issuance costs of $21.5 million (December 31, 2022 — $775.0 million, three classes of preference shares less issuance costs of $21.5 million).
Our preference shares are classified in our balance sheet as equity but may receive a different treatment in some cases under the capital adequacy assessments made by certain rating agencies. Such securities are often referred to as “hybrids” as they have certain attributes of both debt and equity. Management monitors the ratio of the total of debt and hybrids to total capital which was 37.0% as of June 30, 2023 (December 31, 2022 — 39.6%). Total capital is defined as being shareholders’ equity plus outstanding debt and excluding loan notes issued by variable interest entities.
As at June 30, 2023, Aspen Holdings’ material debt outstanding was our 2023 Senior Notes. As at June 30, 2023 and December 31, 2022, the value of debt less amortization expenses was $299.9 million and $299.9 million, respectively.
Management monitors the ratio of debt to total capital which was 10.5% as at June 30, 2023 (December 31, 2022 — 11.3%).
There were no principal capital management transactions during the six months ended June 30, 2023.
Access to capital.  Our business operations are in part dependent on our financial strength, the opinions of the independent rating agencies thereof as discussed elsewhere in this report and the market’s perception thereof, as measured by total shareholders’ equity, which was $2,548.7 million as at June 30, 2023 (December 31, 2022 — $2,358.0 million). Our ability to access the capital markets is dependent on, among other things, our operating results, market conditions and our perceived financial strength. We regularly monitor our capital and financial position, as well as investment and securities market conditions, both in general and with respect to Aspen Holdings’ securities. Our preference shares and depositary shares are listed on the NYSE.

Cautionary Statement Regarding Forward-Looking Statements
This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are made pursuant to the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts. In particular, statements that use the words such as “believe,” “anticipate,” “expect,” “assume,” “objective,” “target,” “plan,” “estimate,” “project,” “seek,” “will,” “may,” “aim,” “likely,” “continue,” “intend,” “guidance,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “predict,” “potential,” “on track” or their negatives or variations and similar terminology and words of similar import generally involve forward-looking statements.
The inclusion of forward-looking statements in this report should not be considered as a representation by us or any other person that our current objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those addressed by the forward-looking statements, including the following:

•Our exposure to weather-related natural catastrophes, other natural disasters and other catastrophe events and the impact such events may have on our operating results;

•Our, and our customers’, exposure to war and other man-made events, including the war in Ukraine, and the impact it may have on our operations and operating results;
•The impact of global climate change, governmental and societal responses to climate change and the shift to a lower carbon economy;
•Our relationship with, and reliance upon, a limited number of brokers for both our insurance and reinsurance business;
•The performance of our investment portfolio, particularly in a rising interest rate environment;
•The impact of inflation, changes in interest rates, and other macroeconomic factors on our business and the businesses of our customers, business partners, and counterparties;
•The cyclical nature of the insurance and reinsurance industries, which we may not be able to predict accurately;
•Limitations in our ability, and the ability of third parties upon which we rely, to accurately price risk;
•Potential disruptions to our ability to access reinsurance on reasonable terms, or at all; and
•The impact of the LPT transaction on our business and operating results.

All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events that are subject to a number of risks, uncertainties, assumptions and other factors, many of which are outside our control that could cause actual results to differ materially from such forward-looking statements. Accordingly, there are other important factors that could cause our actual results to differ materially from those anticipated in the forward-looking statements. We believe that these factors include, but are not limited to, those set forth in Item 3D under “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 20, 2023, as those factors may be updated from time to time in our periodic filings with the SEC which are accessible on the SEC’s website at http://www.sec.gov.
The inclusion of forward-looking statements in this report should not be considered as a representation by us that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Reconciliation of Non-U.S. GAAP Financial Measures
In presenting Aspen’s results, management has included and discussed certain measurements that are considered “non-GAAP financial measures” under SEC rules and regulations. Management believes that these non-GAAP financial measures, which may be defined differently by other companies, help explain and enhance the understanding of Aspen’s results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with GAAP.
Average equity, a non-U.S. GAAP financial measure, is used in calculating ordinary shareholders return on average equity. Average equity is calculated by taking the arithmetic average of total shareholders’ equity on a quarterly basis for the stated periods excluding (i) the average share of equity due to non-controlling interests and (ii) the average value of preference shares less issue expenses.

	As at June 30, 2023	As at June 30, 2022
	($ in millions)
Total shareholders’ equity	$2,548.7	$2,469.0
Preference shares less issue expenses	(753.5)	(753.5)
Closing equity	1,795.2	1,715.5
Average adjustment	(76.1)	141.9
Average equity	$1,719.1	$1,857.4

Operating income	$191.1	$130.0

Annualized operating income return on average equity	22.2%	14.0%

Annualized net income, adjusted for preference share dividends, on average equity	22.9%	2.8%
Annualized net income, adjusted for preference share dividends, on closing equity	21.9%	3.1%

Loss Ratio is the sum of current year net losses, catastrophe losses and prior year reserve strengthening/(releases) as a percentage of net earned premiums.

Current accident year loss ratio is a non-GAAP financial measure. Current accident year loss ratio is calculated by dividing net losses excluding prior accident year reserve movements by net earned premiums.
Operating income is a non-GAAP financial measure. Operating income is an internal performance measure used by Aspen in the management of its operations and represents after-tax operating results. Operating income includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the loss portfolio transfer (“LPT”) contracts with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. Operating income also excludes certain costs related to the LPT contract with Enstar that closed in the second quarter of 2022, net foreign exchange gains or losses, including net realized and unrealized gains and losses from foreign exchange contracts, net realized gains or losses on investments and non-operating expenses and income.

Aspen excludes the items above from its calculation of operating income because they are not reflective of underlying performance or the amount of these gains or losses is heavily influenced by, and fluctuates according to prevailing investment market and interest rate movements. Aspen believes these amounts are either largely independent of its business and underwriting process, not aligned with the economics of transactions undertaken, or including them, would distort the analysis of trends in its operations. In addition to presenting net income determined in accordance with GAAP, Aspen believes that showing operating income enables users of its financial information to more easily analyze Aspen’s results of operations in a manner similar to how management analyzes Aspen’s underlying business performance. Operating income should not be viewed as a substitute for GAAP net income.

Operating Income Reconciliation	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022
	($ in millions)
Net income as reported	$218.9	$48.4
Preference share dividends	(22.2)	(22.2)
Net income attributable to ordinary shareholders	196.7	26.2
Add/(deduct) before tax
Net foreign exchange (gains)/losses	(5.9)	9.7
Net realized and unrealized investment (gains)/losses	(18.0)	126.4
Non-operating expenses	10.6	3.6
Add change in deferred gain on retroactive reinsurance contracts, net of certain costs related to the LPT contract with Enstar	6.8	(25.9)
Non-operating income tax expense/ (benefit)	0.9	(10.0)
Operating income	$191.1	$130.0

Retention ratio is a non-GAAP financial measure and is calculated by dividing net written premiums by gross written premiums.

	Six Months Ended June 30, 2023			Six Months Ended June 30, 2022
Retention ratio	Reinsurance	Insurance	Total	Reinsurance	Insurance	Total
	($ in millions)			($ in millions)
Gross written premium	$875.7	$1,249.5	$2,125.2	$1,045.6	$1,305.7	$2,351.3
Net written premium	$605.0	$745.5	$1,350.5	$783.7	$722.4	$1,506.1
Retention ratio	69.1%	59.7%	63.5%	75.0%	55.3%	64.1%

General Insurance:

Underwriting income or loss/ gain or loss is a non-GAAP financial measure. Income or loss for each of the business segments is measured by underwriting income or loss. Underwriting income or loss is the excess of net earned premiums over the underwriting expenses. Underwriting expenses is the sum of losses and loss adjustment expenses, acquisition costs and general and administrative expenses. Underwriting income or loss provides a basis for management to evaluate the segment’s underwriting performance.

Adjusted underwriting income or loss is the underwriting profit or loss adjusted for the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the loss portfolio transfer (“LPT”) contracts with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years.

Adjusted underwriting income represents the performance of our business for accident years 2020 onwards, which reflects the underlying underwriting performance of the ongoing portfolio.

Along with most property and casualty insurance companies, we use the loss ratio, the expense ratio and the combined ratio as measures of underwriting performance. These ratios are relative measurements that describe, for every $100 of net premiums earned, the amount of losses and loss adjustment expenses, and the amount of other underwriting expenses that would be incurred. A combined ratio of less than 100 indicates underwriting profit and a combined ratio of over 100 indicates an underwriting loss.

Combined ratio is the sum of the loss ratio and general and administrative expense ratio. The loss ratio is calculated by dividing losses and loss adjustment expenses by net earned premiums. The expense ratio is calculated by dividing the sum of acquisition costs and general and administrative expenses, by net earned premiums.

Adjusted combined ratio is the sum of the adjusted loss ratio and the expense ratio. The adjusted loss ratio is calculated by dividing the adjusted losses and loss adjustment expenses by net earned premiums. The expense ratio is calculated by dividing the sum of acquisition costs and general and administrative expenses, by net earned premium.

Combined ratios differ from U.S. statutory combined ratios primarily due to the deferral of certain third-party acquisition expenses for GAAP reporting purposes and the use of net premiums earned rather than net premiums written in the denominator when calculating the acquisition expense and the general and administrative expense ratios.

Adjusted Combined Ratio	Six Months Ended June 30, 2023
(in US$ millions except where stated)	Reinsurance	Insurance	Total

Net earned premium	$572.0	$715.4	$1,287.4

Losses and loss adjustment expenses	297.2	419.9	717.1
Acquisition costs	105.7	87.2	192.9
General and administrative expenses	58.4	110.6	169.0
Underwriting expenses	461.3	617.7	1,079.0

Underwriting income	110.7	97.7	208.4

Combined ratio	80.7%	86.4%	83.8%

Adjustments to underwriting expenses
Add: movement in deferred gain on retroactive contracts and the LPT impact (1)	0.8	(13.2)	(12.4)
Adjusted underwriting expenses	460.5	630.9	1,091.4
Adjusted underwriting income	111.5	84.5	196.0
Adjusted combined ratio	80.5%	88.2%	84.8%

Adjusted Combined Ratio	Six Months Ended June 30, 2022
(in US$ millions except where stated)	Reinsurance		Insurance		Total

Net earned premium	$600.8		$726.4		$1,327.2

Losses and loss adjustment expenses	369.0		398.7		767.7
Acquisition costs	124.1		92.4		216.5
General and administrative expenses	69.7		116.8		186.5
Underwriting expenses	562.8		607.9		1,170.7

Underwriting income	38.0		118.5		156.5

Combined ratio	93.7%		83.7%		88.2%

Adjustments to underwriting expenses
Add: movement in deferred gain on retroactive contracts(1)	(13.6)		(12.3)		(25.9)
Adjusted underwriting expenses	576.4		620.2		1,196.6
Adjusted underwriting income	24.4	—	106.2	—	130.6
Adjusted combined ratio	95.9%		85.4%		90.2%
____________
(1) The adjustment in 2023 and 2022 removes the impact of the change in the deferred gain on retroactive reinsurance contracts to economically match the loss recoveries under the LPT with the covered years. Adjusted underwriting income and combined ratio represents the performance of our business for accident years 2020 onwards, which we believe better reflects the underlying underwriting performance of the ongoing portfolio.